Filed by The Williams Companies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Williams Partners L.P.

Commission File No.: 001-34831

The following is a slide presentation made publicly available in connection with the annual Analyst Day event held on May 17, 2018 for The Williams Companies, Inc (“Williams”) and Williams Partners L.P. (“WPZ”). The slide presentation provides supplemental information regarding the announcement of the proposed merger of WPZ and a wholly owned subsidiary of Williams.

NYSE: WMB | NYSE: WPZ | williams.com    WE MAKE ENERGY HAPPEN    Williams Analyst Day –2018    New York Stock Exchange    May 17, 2018    KENSINGTONGAS PROCESSING PLANT    Columbiana County, Ohio    GULFSTAR FLOATING PRODUCTION SYSTEM    Gulf of Mexico    SUMAS COMPRESSOR STATION    Northwest Pipeline, Washington

Forward-looking Statements and Other Disclaimers                Important Information: This document includes important information about an agreement for the acquisition by The Williams Companies, Inc. (“Williams”) of all publicly held common units of Williams Partners L.P. (“WPZ”). Williams and WPZ security holders are urged to read the joint proxy/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Investors will be able to obtain a free copy of the joint proxy/consent solicitation statement/prospectus, as well as other filings containing information about the proposed transaction, without charge, at the Securities and Exchange Commission’s internet site (http://www.sec.gov). Copies of the joint proxy/consent solicitation statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy/consent solicitation statement/prospectus can also be obtained, without charge, by directing a request either to The Williams Companies, Inc., One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations or to Williams Partners L.P., One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations. The respective directors and executive officers of Williams and WPZ may be deemed to be “participants” (as defined in Schedule 14A under the Exchange Act) in respect of the proposed transaction. Information about Williams’ directors and executive officers is available in Williams’ annual report on Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on February 22, 2018. Information about WPZ’s directors and executive officers is available in WPZ’s annual report on Form 10-K for the fiscal year ended December 31, 2017 filed with the SEC on February 22, 2018. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy/consent solicitation statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Forward Looking Statements The reports, filings, and other public announcements of Williams and WPZ may contain or incorporate by reference statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We make these forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. You typically can identify forward-looking statements by various forms of words such as “anticipates,” “believes,” “seeks,” “could,” “may,” “should,” “continues,” “estimates,” “expects,” “forecasts,” “intends,” “might,” “goals,” “objectives,” “targets,” “planned,” “potential,” “projects,” “scheduled,” “will,” “assumes,” “guidance,” “outlook,” “in-service date” or other similar expressions. These forward- looking statements are based on management’s beliefs and assumptions and on information currently available to management and include, among others, statements regarding: The closing, expected timing, and benefits of the proposed merger of WPZ and SCMS LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Williams (the “Proposed Merger”); Expected levels of cash distributions by WPZ with respect to limited partner interests; The levels of dividends to Williams stockholders; Our expected financial results following the Proposed Merger; Future credit ratings of Williams, WPZ and their affiliates; Amounts and nature of future capital expenditures; Expansion and growth of our business and operations; Expected in-service dates for capital projects; Financial condition and liquidity; Business strategy; Cash flow from operations or results of operations; Seasonality of certain business components; Natural gas and natural gas liquids prices, supply, and demand; and Demand for our services. © 2018 The Williams Companies, Inc. All rights reserved.                Williams Analyst Day 2018 | 5/17/18 2

Forward-looking Statements and Other Disclaimers (cont’d) > Forward-looking statements are based on numerous assumptions, uncertainties and risks that could cause future events or results to be materially different from those stated or implied in this presentation. Many of the factors that will determine these results are beyond our ability to control or predict. Specific factors that could cause actual results to differ from results contemplated by the forward-looking statements include, among others, the following: – Satisfaction of the conditions to the completion of the Proposed Merger, including approval by Williams stockholders; – Whether WPZ will produce sufficient cash flows to provide the level of cash distributions we expect; – Whether Williams is able to pay current and expected levels of dividends; – Availability of supplies, market demand, and volatility of prices; – Inflation, interest rates, and fluctuation in foreign exchange rates and general economic conditions (including future disruptions and volatility in the global credit markets and the impact of these events on customers and suppliers); – The strength and financial resources of our competitors and the effects of competition; – Whether we are able to successfully identify, evaluate and execute investment opportunities; – Our ability to acquire new businesses and assets and successfully integrate those operations and assets into our existing businesses as well as successfully expand our facilities; – Development of alternative energy sources; – The impact of operational and developmental hazards and unforeseen interruptions; – The impact of existing and future laws (including, but not limited to, the Tax Cuts and Jobs Act of 2017), regulations (including, but not limited to, the FERC’s “Revised Policy Statement on Treatment of Income Taxes” in Docket No. PL17-1-000), the regulatory environment, environmental liabilities, and litigation, as well as our ability to obtain necessary permits and approvals, and achieve favorable rate proceeding outcomes; – Our costs and funding obligations for defined benefit pension plans and other postretirement benefit plans; – Changes in maintenance and construction costs; – Changes in the current geopolitical situation; – Our exposure to the credit risk of our customers and counterparties; – Risks related to financing, including restrictions stemming from debt agreements, future changes in credit ratings as determined by nationally-recognized credit rating agencies and the availability and cost of capital; – The amount of cash distributions from and capital requirements of our investments and joint ventures in which we participate; – Risks associated with weather and natural phenomena, including climate conditions; – Acts of terrorism, including cybersecurity threats and related disruptions; – Our ability to close the announced roll-up transaction with WPZ; and – Additional risks described in our filings with the Securities and Exchange Commission (“SEC”). > Given the uncertainties and risk factors that could cause our actual results to differ materially from those contained in any forward-looking statement, we caution investors not to unduly rely on our forward-looking statements. We disclaim any obligations to and do not intend to update the above list or announce publicly the result of any revisions to any of the forward-looking statements to reflect future events or developments. > In addition to causing our actual results to differ, the factors listed above may cause our intentions to change from those statements of intention set forth in this presentation. Such changes in our intentions may also cause our results to differ. We may change our intentions, at any time and without notice, based upon changes in such factors, our assumptions, or otherwise. > Investors are urged to closely consider the disclosures and risk factors in Williams’ and WPZ’s annual reports on Form 10-K each filed with the SEC on February 22, 2018, and each of our respective quarterly reports on Form 10-Q available from our offices or websites at www.williams.com and investor.williams.com.    © 2018 The Williams Companies, Inc. All rights reserved. Williams Analyst Day 2018 | 5/17/18 3

Agenda for Today

Agenda Item	Presenter	
Continental Breakfast – Registration		*7:30 a.m.*
Welcome and Introductions	John Porter	8:15 a.m.
CEO Perspective	Alan Armstrong	
Operations and Execution	Micheal Dunn	
Break (approximately 15 minutes)		*~10:30 a.m.*
Future Initiatives	Chad Zamarin	
Financial Outlook	John Chandler	
Panel Q&A Session		
Closing Remarks	Alan Armstrong	
Event Concludes		~12 p.m.

© 2018 The Williams Companies, Inc. All rights reserved.

Williams Analyst Day 2018 | 5/17/18 4

NYSE: WMB | NYSE: WPZ | williams.com
WE MAKE ENERGY HAPPEN    CEO Perspective    Alan Armstrong, President and Chief Executive Officer    VIRGINIA SOUTHSIDE II CONSTRUCTION    Transco Pipeline,Southern Virginia    CHAIN LAKE COMPRESSOR STATION    Wamsutter, Wyoming    DALTON EXPANSION PROJECT    Transco Pipeline, Northwest Georgia

6    © 2018 The Williams Companies, Inc. All rights reserved.    Williams Analyst Day 2018 | 5/17/18    Since we last met … CEO PERSPECTIVE    Continued Strong Execution    $2.6 Billion Growth Capital Funded Without Issuing Equity    Significant De-leveraging    Market Fundamentals Aligned with Strategy    Backlog of Growth Continues

7    © 2018 The Williams Companies, Inc. All rights reserved.    Williams Analyst Day 2018 | 5/17/18    Significant projects placed into service in 2017    CEO PERSPECTIVE    The “Big 5” Major Project Video

8    © 2018 The Williams Companies, Inc. All rights reserved.    Williams Analyst Day 2018 | 5/17/18    Shareholder Value    Williams aligned to realize shareholder value    CEO PERSPECTIVE    Leadership & Talent Development    Growth    Financial Discipline    Operational Execution & Efficiency    Safety    Consistent Strategy

9    © 2018 The Williams Companies, Inc. All rights reserved.    Williams Analyst Day 2018 | 5/17/18    Connecting the best supplies to thebest markets with advantaged infrastructure    Large-scale, low-cost reserves    Premium, growing markets    Williams strategy: connecting growing natural gas demand to growing low-cost gas production    CEO PERSPECTIVE    Consistent strategy focused on natural gas volume growth    Transmission / Delivery to End User Markets    Gathering / Processing & Fractionation    Industrial    Power    Other    Residential/Commercial    Exports

10    © 2018 The Williams Companies, Inc. All rights reserved.    Williams Analyst Day 2018 | 5/17/18    Natural gas is cheaper, cleaner, more reliable and less volatile than other fuel sources    CEO PERSPECTIVE    Cheaper & Less Volatility Than Oil    Cleaner Than Coal    Supporting Reliability of Renewables    Most Advantaged Feedstock    >Henry Hub natural gas 4x cheaper than Brent crude on an MMBtu basis    >Brent crude price fluctuated by $4.15/MMBtu on an annual average since 2015 while Henry Hub natural gasonly varied by $0.50/MMBtu                >Natural gas emits nearly 60% less CO2per kWh than coal in power generation    >Carbon intensity of the U.S. power sector fell by 14% since 2005 as natural gas supplanted other fossil-fuels in power generation                >Natural gas partnering with renewablesto meet portfolio standards    >In2017 U.S. gas-fired power generationhad 55% utilization, enhancing grid reliability with afast start time and quick ramping capability needed to backthe intermittency of renewables                >Oil-based feedstocks are over 2x more expensivethan natural gas derived feedstocks, like ethane    >27.8 billion lbs/yrof incremental ethane-fed ethylene production capacity sanctioned for in-service 2017 to 2022                Sources: S&P Global Platts; NYMEX; U.S. Energy Information Administration Industrial    Power    Other    Residential/Commercial    Exports

11 © 2018 The Williams Companies, Inc. All rights reserved.                Williams Analyst Day 2018 | 5/17/18                APRIL 2018 $/MMBTU BY FUEL SOURCE                Sources: S&P Global Platts                Note: Bar chart denotes MMBTU equivalent of quoted price; data label denotes quoted price                Natural gas provides superior economics to drive investment in new demand                $0                $2                 $4                $6                 $8                $10                $12                 $14                Coal NYMEX                Henry Hub NaturalGas                Mt. Belvieu Ethane                WTI                Brent                 USGC NAPHTHA                $/MMBtu                $2.75/ MMBTU                27.64                CPG                 $2.42/ MMBTU                $72.86/                Bbl                 $71.79/                Bbl                 WTI to Henry Hub ratio 4.1X                CEO PERSPECTIVE                $66.32/                Bbl

12 © 2018 The Williams Companies, Inc. All rights reserved. Williams Analyst Day 2018 | 5/17/18 Sources: S&P Global Plattsfor global demand outlook; U.S. Energy Information Administration for price history; NYMEX for forward curves Natural gas will continue to win global market share CEO PERSPECTIVE Forecast 0% 5% 10% 15% 20% 25% 30% 35% 40% 45% 50% $0 $2 $4 $6 $8 $10 $12 $14 $16 $18 Cumulative Global Demand Growth Since 2011 Oil & Gas Price in MMBt Cumulative Global Demand for Nat Gas Cumulative Global Demand for Oil Henry Hub Forward Curve WTI Forward Curve NATURAL GAS VS. OIL DEMAND GROWTH (2011 TO 2027); HENRY HUB AND WTI PRICES (MMBTU)

13 © 2018 The Williams Companies, Inc. All rights reserved. Williams Analyst Day 2018 | 5/17/18 NORTH AMERICAN NATURAL GAS DEMAND BY SECTOR (2012–2022) Sources: Wood Mackenzie 2H ‘17 Accelerating demand growth driven by domestic and global markets 0 20 40 60 80 100 120 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 Bcf/d 1.7 % CAGR 2.2% CAGR 2.0% CAGR -0.8% CAGR 0.1% CAGR 3.2% CAGR Industrial PowerGeneration Mexico Exports Transport/Other Residential/Commercial LNG Exports 0.4% CAGR 30.4% CAGR CEO PERSPECTIVE 3.1% CAGR 11% Growth 2017 -2018

14 © 2018 The Williams Companies, Inc. All rights reserved. Williams Analyst Day 2018 | 5/17/18 Sources: Wood Mackenzie for global LNG demand growth and Industrial NA demand growth and U.S. Energy Information Administration for Power Generation The big three driving demand growth CEO PERSPECTIVE There are~45gas-intensiveindustrialplant projects forecasted to come on line in N.A. through 2022, taking advantage of N.A’slow-cost & abundantnatural gas supplies Industrial 0 2 4 6 8 2018 2019 2020 2021 2022 Cumulative Growth In Bcf/d +3.7 51%of the total power plant retirements through 2022 are fromcoal-fired generation units, while 61% of the announced power capacity additions are from gas-fired units Power Generation 0 2 4 6 8 2018 2019 2020 2021 2022 Cumulative Growth In Bcf/d +5.1 Global demand for LNGis forecasted to increase by ~35% through 2022, especially in China & South Asiadriven by state initiatives to reduce carbon emissions & a desire for low-cost fuel LNG Exports 0 2 4 6 8 2018 2019 2020 2021 2022 Cumulative Growth In Bcf/d +7.6

15    © 2018 The Williams Companies, Inc. All rights reserved.    Williams Analyst Day 2018 | 5/17/18    Source: Wood Mackenzie 2H ‘17    North America uniquely positioned to address LNG growth through low-cost supply    LNG export    volumes to grow by    7.6 Bcf/d along    Transco states    through 2022    Williams’ Asset Map    0    1,000    2,000    3,000    4,000    5,000    6,000    7,000     8,000    9,000    10,000    Sabine Pass    Cove Point    Cameron    Freeport    Corpus Christi    Elba Island    Annual Average    Forecasted LNG Export Volumes    In MMcf/d    CEO PERSPECTIVE

16
© 2018 The Williams Companies, Inc. All rights reserved.
Williams Analyst Day 2018 | 5/17/18
Sources: Royal Dutch Shell PLC LNG Outlook Webcast, Steve Hill, 2/28/18; Q4 2017; BP PLC Energy Outlook & Statistical Review of World Energy Call, Press Release, 2/20/18    Industry players recognize opportunity provided by global natural gas demand growth    CEO PERSPECTIVE    “I think the growth in China, both the volume growth and the seasonality growth that goes with it, is a further reinforcement of the flexibility of the LNG market today.”-Shell    “More new LNG supply is clearly needed in order to meet this potential demand growth…that should be a great opportunity.” -Shell    “By 2040, the US accounts for almost one quarter of global gas production, and global LNG supplies will more than double.”–BP    “Global liquefied natural gas (LNG) supplies more than double over the Outlook, with around 40% of that expansion occurring over the next five years” (2018 Report -The Outlook for Energy: A View to 2040)–ExxonMobil

17 Sources: Wood Mackenzie for inventory; U.S. Energy Information Administration for price    Low inventory and price demonstrate confidence in producer abilities to meet demand    CEO PERSPECTIVE    U.S. NATURAL GAS INVENTORY    $1.50    $2.00    $2.50    $3.00    $3.50    $4.00    $4.50    $5.00     $5.50    $6.00    500    1,000    1,500    2,000    2,500    3,000     3,500    4,000    Min/Max Range 2013-2017    U.S. Natural Gas Inventory    Henry Hub Natural Gas Price    Bcf    $/MMBtu

18    © 2018 The Williams Companies, Inc. All rights reserved.    Williams Analyst Day 2018 | 5/17/18    Range: 2017 –2022    Note: Chart excludes Eastern Canada, Alaska, West Coast, Barnett, Gulf Coast conventional & GOM production that amounts to a decline of 4.0 Bcf/d through 2022; CV=Cotton Valley    Source: Wood Mackenzie 2H ‘17    Supplies from advantaged basins must grow to meet forecasted demand    0    5    10    15    20    25    30    35    40     45    Northeast    Permian    Eagle Ford    WesternCanada    Mid-con    Haynesville+ CV    Rockies +San Juan    Gas Directed    Oil-Directed    Bcf/d    +17.3 Bcf/d or 71%    +4.5 Bcf/d    or 62%     -0.3 Bcf/d    or -3%    +0.0 Bcf/d    or 0%    +2.0 Bcf/d    or 46%    0.8 Bcf/d or 10%    +1.9 Bcf/d    or 13%    CEO PERSPECTIVE    NATURAL GAS FORECASTED PRODUCTION BY REGION & WELL TYPE (2017–2022)

19    © 2018 The Williams Companies, Inc. All rights reserved.    Williams Analyst Day 2018 | 5/17/18    0    10    20    30    40    50    60     70    80    90    100    2017    2018    2019    2020    2021     2022    Mid-point Northeast    Mid-point Permian    Northeast Vendor Ranges    Permian Vendor Ranges    NORTHEAST & PERMIAN NATURAL GAS PRODUCTION VS. LOWER-48NATURAL GAS DEMAND    FORECASTER RANGES    Source: Four industry forecasters    Northeast contributes majority of supply growth to meet forecasted demand growth    CEO PERSPECTIVE    In Bcf/d    Mid-point Lower-48 Demand    Lower-48 Demand Ranges

20    © 2018 The Williams Companies, Inc. All rights reserved.    Williams Analyst Day 2018 | 5/17/18    0    5    10    15    20    2017    2018    2019     2020    2021    2022    Source: Wood Mackenzie 2H ‘17    Pipeline capacity growth will drive Northeast growth    CEO PERSPECTIVE    NORTHEAST GAS PRODUCTION GROWTH FORECAST VS. PIPELINE TAKEAWAY CAPACITY + MID-ATLANTIC DEMAND    In Bcf/d    Northeast Production Growth Year    Additional Takeaway Capacity +    Mid-Atlantic Gas Demand Growth Projects ’18-’22 20187.0 Bcf/dRover    Leach    Broad Run    Nexus    Atlantic Sunrise    WB Xpress    Mountaineer    Mountain Valley    Atlantic Coast    NorthernAccess 20195.6 Bcf/d 20204.2 Bcf/d 20210.8 Bcf/d 20220.5 Bcf/d Total18.2 Bcf/d

CEO PERSPECTIVE

New infrastructure needed to connect best supplies to the best markets

Production and Demand Growth in Key Areas in Bcf/d (2017-2022)



+17.3
Northeast Production
+3.9
Northeast Demand
+1.1
LNG Exports
+2.0
Southeast Demand
+4.5
Permian Production
+3.3
Gulf Coast Demand
+1.7
Mexican Exports
+6.5
LNG Exports

Demand growth concentrated along the East Coast from Texas all the way to the Northeast

Majority of production growth in Northeast with Permian also growing significantly

Source: Wood Mackenzie 2H '17

Note: All other NA production amounts to 0.4 Bcf/d of growth '17 – '22, and all other NA demand amounts to 3.7 Bcf/d of growth '17 – '22

© 2018 The Williams Companies, Inc. All rights reserved.

Williams Analyst Day 2018 | 5/17/18 21

CEO PERSPECTIVE

Williams best positioned to capitalize on this significant growth opportunity

Production and Demand Growth in Key Areas in Bcf/d (2017-2022)


+17.3
Northeast Production
+3.9
Northeast Demand
+1.1
LNG Exports
+2.0
Southeast Demand
+4.5
Permian Production
+3.3
Gulf Coast Demand
+1.7
Mexican Exports
+6.5
LNG Exports

Source: Wood Mackenzie 2H '17

Williams' assets uniquely aligned with demand growth

Leveraging significant investments in Northeast and extending Williams' reach to the Permian

Note: All other NA production amounts to 0.4 Bcf/d of growth '17 – '22, and all other NA demand amounts to 3.7 Bcf/d of growth '17 – '22

© 2018 The Williams Companies, Inc. All rights reserved.

Williams Analyst Day 2018 | 5/17/18 22

23    © 2018 The Williams Companies, Inc. All rights reserved.    Williams Analyst Day 2018 | 5/17/18    Shareholder Value    How does Williams capitalize on these opportunities?    CEO PERSPECTIVE Leadership & Talent Development    >Aligning our organization around a more focused strategy    >Focusing resources on regulatory, permitting and government affairs to increase project execution effectiveness                >Focused on natural gas volumes by pursuing large-scale competitive positions to ensure long term competitive advantage    >Company is strong, stable, conservative and growing                >Market fundamentals support long-term growth trend    >Attractive expansion opportunities that leverage advantaged asset base    >Higher than average industry returns                Growth    Financial Discipline    >Exercising capital discipline    >Conservative balance sheet with investment grade credit metrics    >Long-term, sustainable dividend growth with strong coverage                Operational Execution & Efficiency    Safety    >Driving continuous improvement in operating margin ratio    >Meeting all of our sanctioned project cost, quality and timeline commitments                >Operating safely in everything we do, every day    >Continuous improvement in best-in-class safety culture                Consistent Strategy

24    © 2018 The Williams Companies, Inc. All rights reserved.    Williams Analyst Day 2018 | 5/17/18 Key management metrics used to track company performance    CEO PERSPECTIVE    >EBITDA    >Distributable Cash Flow per share    >Project Development Scorecard                Growth    Financial Discipline    >ROCE improvement    >Debt to EBITDA ratio    >Dividend coverage ratio                Operational Execution & Efficiency    Safety    >Flash operational report items / capacity utilization / volume growth    >Operating Margin Percentage    >Maintaining on-time and on-budget project execution                >TRIR and LTIR    >Near miss identification and reporting    >Action Item Management                Total Shareholder Return    Total Shareholder Return

25    © 2018 The Williams Companies, Inc. All rights reserved.    Williams Analyst Day 2018 | 5/17/18 Williams leadership team: focused, driving toward sustainable, long-term growth    CEO PERSPECTIVE    Leadership & Talent Development    >Aligning our organization around our focused strategy    >Focusing resources on regulatory, permitting and government affairs to increase project execution effectiveness                Alan Armstrong    President and Chief Executive Officer    Micheal Dunn    Executive Vice President and Chief Operating Officer    Chad Zamarin    Senior Vice President, Corporate Strategic Development    John Chandler    Senior Vice President and Chief Financial Officer    T. Lane Wilson    Senior Vice President and General Counsel

CEO PERSPECTIVE

WPZ roll-up transaction: strong business justification

WMB PERSPECTIVE

- Expect transaction to be immediately accretive to cash available for dividend for WMB
- Expect significant Distributable Cash Flow coverage (of approximately 1.7x in 2019) following the transaction, allowing excess cash to be re-invested in high-growth projects
- Extends the period for which Williams is not expected to be a federal cash taxpayer through 2024 and provides modest G&A savings
- Achieves investment grade credit ratings consistent with Williams Partners' current ratings
- Simplifies organization structure, expands investment appeal to a broader range of corporate investors

WPZ PERSPECTIVE

- Meaningful upfront premium
- Retains income tax allowance for regulated cost of service revenue
- Increases pro-forma excess cash coverage that can be invested in attractive capital projects
- Expect to retain investment grade credit ratings consistent with current ratings
- Increases trading liquidity and float compared to current WPZ units


WMB Shareholders
WMB
Atlantic Gulf
Northeast G&P
West
Transco
Gulfstream (50%)
Northwest Pipeline

Note: This slide contains non-GAAP financial measures. A reconciliation of all non-GAAP financial measures used in this presentation to their nearest GAAP comparable financial measures are included at the back of this presentation.

© 2018 The Williams Companies, Inc. All rights reserved.

Williams Analyst Day 2018 | 5/17/18 26

CEO PERSPECTIVE

Williams provides an unique infrastructure investment opportunity

Williams

Strong Investment Rationale

> Compelling and Unmatched Natural Gas Strategy
- Natural gas-focused aligned with market fundamentals
- Strengthened by low-cost natural gas supplies
- Advantaged and irreplaceable assets

> Highly Predictable, Growing Cash Flows
- Met or exceeded street consensus for last 9 consecutive quarters(1)
- Emphasis on growing DCF and dividends to shareholders
- Expect ~10% increase in Adjusted EBITDA from 2018 – 2019

> Simplified Organizational Structure
- Large-scale, highly liquid C-Corp with associated shareholder rights

> Strong Balance Sheet and Coverage
- Leading & sustainable coverage ratio - ~1.7x in 2019
- Commitment to investment-grade credit metrics
- Expanded capacity to fund growing opportunity set

> Significant Shareholder Returns
- 10-15% annual dividend growth through 2019
- Strong focus on improving ROCE

(1) Per S&P Capital IQ, Williams Partners Adjusted EBITDA exceeded or was within 2% of consensus estimate for EBITDA in each quarter beginning 1Q 2016 through 1Q 2018.

Note: This slide contains non-GAAP financial measures. A reconciliation of all non-GAAP financial measures used in this presentation to their nearest GAAP comparable financial measures are included at the back of this presentation.

© 2018 The Williams Companies, Inc. All rights reserved.

Williams Analyst Day 2018 | 5/17/18 27

NYSE: WMB | NYSE: WPZ | williams.com    WE MAKE ENERGY HAPPEN    Operations and Execution    Micheal Dunn, Executive Vice President and Chief Operating Officer    HILLABEE PHASE I RESTORATION    Transco Pipeline Expansion, Alabama    ATLANTIC SUNRISE CONSTRUCTION    Transco Pipeline, Northeast Pennsylvania    GRANVILLE COMPRESSOR FACILITY    Bradford Supply Hub

29    © 2018 The Williams Companies, Inc. All rights reserved.    Williams Analyst Day 2018 | 5/17/18                Williams: Unique position connecting abundantU.S. natural gas supplies to growing markets    OPERATIONS AND EXECUTION    >Irreplaceable infrastructure with low-risk revenue stream    >Unmatched growth opportunity linked to existing assets    >Unique footprint with access to low-cost supply sources and growing demand centers                ATLANTIC GULF    >Extensive portfolio of reliable assets connecting sources of supply to demand markets    >Stable cash flows and operational efficiencies driving results    >Growth opportunities continue to reinforce long-term stability                WEST    >Large-scale asset footprint in place                >Significant production growth driven by infrastructure de-bottlenecking    >Capital efficient expansions linked to existing assets                NORTHEAST

30    © 2018 The Williams Companies, Inc. All rights reserved.    Williams Analyst Day 2018 | 5/17/18    Consistent approach ensures efficient, safe, and reliable operations    OPERATIONS AND EXECUTION    Aligning the organization around our focused strategy    Driving continuous improvement in efficiency, safety and reliability    EFFICIENCY    >Collaboration across business units    >Operational expertise    >Cost effectiveness                SAFETY AND RELIABILITY    >Process safety    >Employee safety    >Reliability

31 © 2018 The Williams Companies, Inc. All rights reserved. Williams Analyst Day 2018 | 5/17/18 (1) Operating Margin % = operating margin / gross margin. Operating margin = gross margin less operating and maintenance costs and selling, general and administrative expenses. Depreciation and amortization expense, impairment charges and other expenses not associated with operating the business are excluded. Gross Margin = Total revenues less related product costs. Improved operating margin percentage evidence of organizational alignment and efficiency OPERATIONS AND EXECUTION 53% 57% 60% 62% 48% 50% 52% 54% 56% 58% 60% 62% 64% $0 $1,000 $2,000 $3,000 $4,000 $5,000 $6,000 $7,000 2014 2015 2016 2017 OM % $ Millions Gross Margin Operating Margin OM% OPERATING MARGIN % PERFORMANCE(1) >Operating Margin % (“OM %”) neutralizes diversity in practice among peers in classification of expenses e.g., O&M vs. G&A >Measured on a GAAP basis for comparison to peers >Cost efficiency metric designed to measure the percentage of profits impacting the bottom line APPROPRIATE METRIC FOR COMPARABILITY >$3.3 billion in asset sales since late 2016 with loss of associated gross margin >Cost efficiency and growth in continuing businesses drove improvement in OM % 2017 IMPROVEMENT DESPITE ASSET SALES >Atlantic Sunrise, Northeast G&P volumes contribute to OM% improvement >Sharp focus on cost and efficiency expands margin IMPROVEMENT EXPECTED TO CONTINUE IN 2018 AND 2019

32 © 2018 The Williams Companies, Inc. All rights reserved. Williams Analyst Day 2018 | 5/17/18 Delivering on Williams strategy through excellence in large-scale project management and execution OPERATIONS AND EXECUTION Disciplined process from customer discussions through execution Doing it the “right way” Focus on all stakeholders: customers, regulators, communities, environment

33 © 2018 The Williams Companies, Inc. All rights reserved. Williams Analyst Day 2018 | 5/17/18 Horizontal Directional Drill OPERATIONS AND EXECUTION

34 © 2018 The Williams Companies, Inc. All rights reserved. Williams Analyst Day 2018 | 5/17/18 Executing on capital growth projects with attractive backlog portfolio under development OPERATIONS AND EXECUTION PROJECTS IN EXECUTION OPPORTUNITIES UNDER EVALUATIONRegulatedGas Pipeline Expansions ~$4.7B Project Target in-service Atlantic Sunrise Mid 2018 Gateway 1Q 2021 Gulf Connector 1H 2019 HillabeePhase 2 2Q 2020 NorthSeattle Lateral Upgrade 4Q 2019 Northeast Supply Enhancement Late 2019/1H 2020 Rivervale South to Market 4Q 2019 Southeastern Trail Late 2020

35 © 2018 The Williams Companies, Inc. All rights reserved. Williams Analyst Day 2018 | 5/17/18 Positioned to serve significant natural gas supply growth NORTHEAST G&P >Large-scale asset footprint in place >Significant production growth driven by infrastructure de-bottlenecking >Capital efficient expansions linked to existing assets NORTHEAST G&P

NORTHEAST G&P

Williams

Large footprint with foundational assets in place

UTICA SUPPLY HUB[1]

- Cardinal Gathering[3]
- Flint Gathering
- Utica East Ohio (UEO)[2]

- 1.3 Bcf/d of gathering capacity in dry/rich gas
- 800 MMcf/d of processing capacity
- 135,000 bpd fractionation capacity

BLUE RACER MIDSTREAM[2]

- 570 miles of gathering pipeline in dry/rich gas
- 800 MMcf/d of processing capacity
- 123,000 bpd fractionation capacity
- 151 miles of NGL and condensate transport



Natural Gas Gathering Pipeline
Interstate Natural Gas Pipeline
Expansion Project
Gas Plant
NY
OH
PA
WV

SUSQUEHANNA SUPPLY HUB

- 3.6 Bcf/d of gathering capacity in dry gas

BRADFORD SUPPLY HUB[3]

- 3.2 Bcf/d of gathering capacity in dry gas

OHIO RIVER SUPPLY HUB

- Ohio Valley Midstream
- Laurel Mtn Midstream
- Marcellus South

- 1.5 Bcf/d of gathering capacity in dry/rich gas
- 700+ MMcf/d processing capacity
- 120,000+ bpd fractionation and de-ethanization capacity

(1) Gathering and processing statistics for Utica Supply Hub do not include Blue Racer. (2) Non-operated joint venture. (3) Primarily Cost-of-service based contracts

© 2018 The Williams Companies, Inc. All rights reserved.

Williams Analyst Day 2018 | 5/17/18 36

37 © 2018 The Williams Companies, Inc. All rights reserved. Williams Analyst Day 2018 | 5/17/18 Partially owned system volumes are shown at 100%. Note: Excludes volumes for all non-operated assets. Substantial growth-filled takeaway capacity; New projects expected to relieve constraints NORTHEAST G&P 0 1 2 3 4 5 6 7 8 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 2012 2013 2014 2015 2016 2017 2018 Bcf/d Dry Gas Wet Gas GATHERING VOLUME GROWTH THROUGH 1Q 2018; AVERAGE GATHERED VOLUMES (BCF/D)

NORTHEAST G&P

New natural gas transport capacity connects growing Northeast production to growing markets

18.2 Bcf/d of new takeaway capacity + regional demand unlocks potential for Northeast growth; 73% of capacity is under construction or ready for construction


NORTHEAST / CANADA
Northern Access 2016 (0.5 Bcf/d)
MIDWEST
Leach Xpress (1.5 Bcf/d)
Rover Pipeline Ph. 1A & 1B (2.0 Bcf/d)
Mountaineer Express (1.8 Bcf/d)
Nexus Pipeline (1.3 Bcf/d)
Rover Pipeline Ph. 2 (1.3 Bcf/d)
NE Production
+17.3
Bcf/d
Mid-Atlantic
Demand
+3.1
SOUTHEAST
Atlantic Coast Pipeline: (1.5 Bcf/d)
Atlantic Sunrise (1.7 Bcf/d)
Mountain Valley: (2.0 Bcf/d)
WB Xpress: (1.3 Bcf/d)
GULF COAST
Broad Run Ex. (0.2 Bcf/d)
TRANSCO
GULFSTREAM
Legend:
In-service
Waiting on permits
Under construction/
Ready for construction
NE production growth in Bcf/d '17–'22
Mid-Atlantic demand growth in Bcf/d '17–'22

Sources: Wood Mackenzie 2H '17 and company websites

© 2018 The Williams Companies, Inc. All rights reserved.
Williams Analyst Day 2018 | 5/17/18 38

39 © 2018 The Williams Companies, Inc. All rights reserved. Williams Analyst Day 2018 | 5/17/18 +305 535ïƒ 840 Sources: IHS Energy for NE NGL production outlook; Company websites for pipeline capacities New NGL takeaway connecting Northeast supplies to the best markets enable rich gas growth NORTHEAST G&P Mariner West: 50 Mbpd Cornerstone: 50 Mbpd Utopia East: 60 Mbpd ATEX: 145 Mbpd UMTP: 430 Mbpd Teppco/Centennial Reverse: 60 Mbpd Teppco: 60 Mbpd Mariner East 1: 70 Mbpd Mariner East 2: 275-450 Mbpd Mariner East 2x: 250 Mbpd Northeast NGL pipelines and potential projects: 2017–2022 Legend: Regional NGL production change, 2017 to 2022 (Mbpd) Current takeaway capacity Projects under construction Opportunities announced TAKEAWAY BALANCE Truck/Rail/Barge CANADA/MIDWEST GULF COAST NORTHEAST

40 © 2018 The Williams Companies, Inc. All rights reserved. Williams Analyst Day 2018 | 5/17/18
Source: Wood Mackenzie 2H ‘17 Williams positioned in high-growth areas of Marcellus and Utica shales NORTHEAST G&P 0 5 10 15 20 25 30 35 Bcf/d Dry Natural Gas Marcellus Rich Natural Gas Marcellus Dry Natural Gas Utica Rich Natural Gas Utica ‘17 ‘17 ‘22 BSH SSH ORSH USH BRM ORSH ORSH USH NORTHEAST NATURAL GAS FORECASTED PRODUCTION BY TYPE (2017–2022) Northeast Production +17.3 Bcf/d of projected growth by 2022 Supply Area Williams Franchise ‘22 +5.5 Bcf/d Growth +7.1 Bcf/d Growth +4.6 Bcf/d Growth +0.1 Bcf/d Growth Marcellus Utica

NORTHEAST G&P

New projects would unlock significant additional gathering volumes in Susquehanna

Opportunity for efficient incremental investment improves segment ROCE


NY
PA

SUSQUEHANNA SUPPLY HUB

- 100% owned and consolidated with volumetric fees
- Q4 2017 / Q1 2018
  - Placed ~700 MMcf/d of additional gathering capacity in service
- Future expansions serving NE PA producers
  - Well-connects and ~40,000 hp of new compression
  - Brings system capacity to ~4.5 Bcf/d
  - Target ISD: 2020

© 2018 The Williams Companies, Inc. All rights reserved.
Williams Analyst Day 2018 | 5/17/18 41

NORTHEAST G&P

New expansions supported by customer agreements will increase rich gas processing capacity

Capital efficient expansions underway with additional projects under review


PA
OH
WV

OHIO RIVER SUPPLY HUB

- Expanding Oak Grove
  - TXP-2 and TXP-3: Two new 200 MMcf/d processing trains bring processing capacity to 600 MMcf/d
  - Anticipated in-service date: 2019
  - Footprint expandable to 2 Bcf/d total processing capacity
  - Expansions supported by long-term, fee-based agreements and volumetric commitments
- Ft. Beeler fully utilized capacity of ~520 MMcf/d


Potential De-C2 Expansion
Future TXP Expansion Area
TXP1
TXP2
TXP3
Future TXP
De-C2 Plant

© 2018 The Williams Companies, Inc. All rights reserved.

Williams Analyst Day 2018 | 5/17/18 42

NORTHEAST G&P

Williams

Rich gas production growth supports new NGL infrastructure

New NGL infrastructure provides flexibility, improves customer netbacks

New and Existing NGL Markets Available to Oak Grove via Pipeline

Local heating demand	new
Canadian diluent	new
International export[(1)]	new
Midwest refining and blending	new
Canadian petchem	existing
Local petchem demand[(2)]	existing
Mont Belvieu	existing

Legend:

- ▲ Williams' Fractionation/ De-ethanization
- ● NGL Hub
- ▪▪▪▪ Proposed Williams' NGL Pipeline
- ▬ Existing Williams' NGL Pipeline



OH
PA
WV
UEO Fractionation & Harrison Hub
Houston Hub
New C3+ Pipeline to Harrison Hub
Existing OVP Ethane Pipeline
Oak Grove Processing and De-ethanization
Moundsville C3+ Fractionation

(1) Requires Mariner East 2 pipeline to be in-service
(2) Requires proposed Shell ethylene production facility to be in-service
Note: C3+ refers to a de-ethanized NGL mix that contains propane, butanes and natural gasolines

© 2018 The Williams Companies, Inc. All rights reserved.

Williams Analyst Day 2018 | 5/17/18 43

NORTHEAST G&P

Northeast poised for significant value creation; Progress in line with expectations

2017 Analyst Day Slide Recap

NORTHEAST G&P

Northeast Poised for Significant Value Creation

Northeast Modified EBITDA/MCF Growing on Higher Volume

Target: 2016 ~37 cents → 2021 ~50-55 cents



Gathered Volumes (MMcf/d)
12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
WILLIAMS 2016 ACTUAL
73%
63%
53%
2016
2021

> Using Wood Mackenzie's '16-'21 volume CAGR we could see **2021 Modified EBITDA around $2 billion**

> Volume growth could require annual growth capital of **~$500MM**

Wood Mackenzie Marcellus/Utica growth rate of 63% applied to 2016 actuals:

> 4.0 Bcf/d of growth

> CAGR of 10.3%

* Includes 100% of consolidated assets and operated equity-method investments. Excludes non-operated equity-method investments.

© 2017 The Williams Companies, Inc. All rights reserved.

Williams Analyst Day 2017 | 5/11/17 E-21

2018 Checkpoint

Key Metrics

2016–2017 Growth
Williams NE gathering actuals vs. Woodmac ("WM") forecasts

> Williams actual: ~8%

> WM 2H'16 forecast: ~2%

> WM 2H'17 forecast: ~8%

Growth Capital

> ORSH expansions driven by rich gas volume growth and execution of new agreements

> NE PA gathering expansions in conjunction with new takeaway

EBITDA and **EBITDA/Mcf** growth in-line with expectations

© 2018 The Williams Companies, Inc. All rights reserved.

Williams Analyst Day 2018 | 5/17/18 44

45 © 2018 The Williams Companies, Inc. All rights reserved. Williams Analyst Day 2018 | 5/17/18 Steady cash flow producer with emerging growth opportunities WEST >Extensive portfolio of reliable assets connecting sources of supply to demand markets >Stable cash flows and operational efficiencies driving results >Growth opportunities continue to reinforce long-term stability WEST

WEST

Williams

Portfolio of reliable assets


NORTHWEST
Southwest Wyoming
Niobrara
Wamsutter
Piceance
OVERLAND PASS
Four Corners
Anadarko / Mid-Con
Permian
Barnett
Haynesville
Eagle Ford
Interstate Natural Gas Pipeline
Natural Gas Gathering Pipeline
Natural Gas Liquids Pipeline
Fractionator
Gas Plant
Underground Storage
Supply Area

Asset Type	Key Asset Characteristics		
Interstate Gas Pipeline	~3,900 pipeline miles	3.8 MMdth/d reserved capacity	366 delivery points
Gas Gathering	13,338 pipeline miles	9.2 Bcf/d inlet capacity	22,000+ receipt points
Gas Processing	7 plant sites	4.2 Bcf/d inlet capacity	189 Mbpd NGL production capacity
Interstate NGL Pipeline	1,096 pipeline miles	255 Mbpd transport capacity	17 receipt points
NGL Services	~50 Mbpd fractionation capacity	~20 MMbbls storage capacity	8 pipeline interconnects & truck/rail terminal

© 2018 The Williams Companies, Inc. All rights reserved.

Williams Analyst Day 2018 | 5/17/18 46

WEST

Northwest Pipeline: Giving end-market consumers reliable access to low-cost gas supply

Critical existing infrastructure– fully contracted demand charge revenue

- **Low-cost, primary service provider in the Pacific Northwest**
  - ~3,900-mile system with 3.8 MMdth/d peak design capacity
  - Access to 120 Bcf of storage along pipeline, high injection and delivery capability in market area
  - Primary Washington high-pressure gas delivery west of Cascade Mountains
- **Bi-directional design**
  - Flexibility: Canadian gas to market and Rockies gas to market
  - Cheapest supply drives flow patterns
- **Prolific supply sources**
  - U.S. Sources: Greater Green River, Piceance, San Juan
  - Canadian Sources: Montney, Western Canadian Sedimentary Basin
- **Significant market options**
  - 366 delivery points totaling 9.7 Bcf/d of delivery capacity


Canadian
Canadian
Western Canada Sedimentary Basin
Key LDC Customer Franchise Areas
Avista
Cascade
Intermountain Gas
Northwest Natural
Puget Sound Energy
Sierra / Southwest Gas
Jackson Prairie
Plymouth
Rockies Basins
Clay Basin
U.S.

© 2018 The Williams Companies, Inc. All rights reserved.

Williams Analyst Day 2018 | 5/17/18 47

48
© 2018 The Williams Companies, Inc. All rights reserved.
Williams Analyst Day 2018 | 5/17/18
Northwest Pipeline: Continued contract renewals from customers with strong credit metrics WEST 76% 17% 6% 1% Firm Capacity(1)by Customer Type Utilities/LDC Marketer End-User Producer (1) Capacity is long-term, maximum rate, Rate schedule TF-1 capacity as of 12/31/2017 PREDOMINATELY “DEMAND PULL” CUSTOMERS AVERAGE REMAINING CONTRACT LIFE (YEARS) Competitive advantages driven by contract and customer profiles 9.4 9.9 10.5 9.7 9.2 10.1 9.5 9.3 0 2 4 6 8 10 12

49 © 2018 The Williams Companies, Inc. All rights reserved. Williams Analyst Day 2018 | 5/17/18 (1)Includes Growth and Maintenance CAPEX, and Purchases of Investments Stable earnings driven by consistent gathering volumes and CAPEX metrics WEST (1) WEST SEGMENT: ADJUSTED EBITDA, CAPEX AND GATHERING VOLUME TREND Adjusted EBITDA ($MM) 0.0
1.0 2.0 3.0 4.0 5.0 $0 $100 $200 $300 $400 $500 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 Gathering Volume (Bcf/d) Adjusted EBITDA and CAPEX ($MM) Northwest Pipeline All Other Franchises 4Q17 to 1Q18 Revenue Recognition Change CAPEX ($MM) Gathering Volume (Bcf/d) Note: This slide contains non-GAAP financial measures. A reconciliation of all non-GAAP financial measures used in this presentation to their nearest GAAP comparable financial measures are included at the back of this presentation.

50 © 2018 The Williams Companies, Inc. All rights reserved. Williams Analyst Day 2018 | 5/17/18 (1) Chesapeake Scotia Howard Weil Presentation, 3/27/2018 (2) Ultra Petroleum 1Q18 Earnings Conference Call Slide Deck: 5/10/2018 Wyoming: Projecting growth from emerging oil, gas and NGL reserves WESTWamsutter >Horizontal drilling efficiencies realized in 3 liquid-rich production zones >Chain Lake compression expansions completed Oct. 2017 and Jan. 2018 >Incremental G&P expansions and upgraded liquids handling expected in 2018 and 2019 >Drillings permits up substantially: 91 or ~140% permit increase in 2017 vs. 2015; Q1 2018 already 60% of 2017 total Powder River -Niobrara >Expect increasing volumes with potential expansion projects >Chesapeake:ramped up to 4 rigs in April 2018, evaluating 5thrig; over ~500 locations with ROR > 40%(1) SW Wyoming >Renewed drilling interest stemming from recent horizontal well results >Ultra Petroleum:drilling 25-30 horizontal wells in Pinedale in 2018 (8x 2017); Breakeven= $1.03/mcf(2)

51 © 2018 The Williams Companies, Inc. All rights reserved. Williams Analyst Day 2018 | 5/17/18 Unique assets key to competitively advantaged growth opportunities ATLANTIC-GULF >Irreplaceable infrastructure with low-risk revenue stream >Unmatched growth opportunity linked to existing assets >Unique footprint with access to low-cost supply sources and growing demand centers ATLANTIC GULF TRANSCO GULFSTREAM

52 © 2018 The Williams Companies, Inc. All rights reserved. Williams Analyst Day 2018 | 5/17/18 46% 22% 9% 8% 4% 11% (1)2017 year-end firm reserved capacity, plus Garden State and Atlantic Sunrise capacity (2)Top 20 customers by 2017 revenue, plus Garden State and Atlantic Sunrise shippers Transco: Nation’s largest gas transmission system supported by long-term demand-charge contracts ATLANTIC-GULF >16.8 MMDth/d of Firm Contracted Capacity pro forma for 2018 expansions(1) >Contract base predominately “demand pull” customers >Average firm contract term of approximately 9.3 years FIRM CONTRACTED CAPACITY BY CUSTOMER TYPE Top Customers & 2018 Expansions(2) Other Customers All Customer Types LNG Utilities/LDC Power Generation Producer Marketer

53 © 2018 The Williams Companies, Inc. All rights reserved. Williams Analyst Day 2018 | 5/17/18 >Base Period concludes May 2018 >Rate filing August 2018 –Expect to file for increased Cost of Service >Increased rates expected to be effective March 2019 RATE CASE TIMELINE 2018 Transco rate case protects adequate return on base system ATLANTIC-GULF >Lower corporate tax rate reduces income tax allowance >Factors driving cost of service up –Higher expense in recent years to be incorporated into rate case –Maintenance capital and modernization spending to be reflected in rate base >By 2019 approximately 55% of fee revenues from negotiated rates –Negotiated rate contracts remain unaffected by rate case and income tax changes RATE CASE CONSIDERATIONS

54 © 2018 The Williams Companies, Inc. All rights reserved. Williams Analyst Day 2018 | 5/17/18 (1)Includes Gulf Trace, Hillabee (Ph. 1), Dalton, NY Bay Expansion, Virginia Southside II, Garden State I (2)Includes Garden State II, Atlantic Sunrise, Gulf Connector, St. James Supply, Rivervale South to Market, NE Supply Enhancement,Hillabee (Ph. 2), Gateway, Southeastern Trail Unprecedented growth on Transco demonstrates competitive advantage ATLANTIC-GULF TRANSCO CONTRACTED CAPACITY& FEE-BASED REVENUE8.5 8.6 8.9 10.0 10.1 10.6 10.6 12.0 12.2 15.0 16.9 17.7 18.4 18.7 $750 $1,000 $1,250 $1,500 $1,750 $2,000 $2,250 $2,500 $2,750 6 8 10 12 14 16 18 20 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 Fee Based Revenue, $ Millions Contract Capacity MMDt/d Year-end Contracted Capacity Forecasted Year-end Contracted Capacity Fee Revenue ($ MM) Forecast Fee Rev.2017(1) 2018 –2021(2) Growth Capital Placed In-service ($ Bln) ~$1.4~$4.7 Full-year run-rate Modified EBITDA ($ Bln)~$0.24~$0.74 EBITDA multiple~5.8x~6.4x

ATLANTIC-GULF

Atlantic Sunrise: Largest expansion project in Transco history delivers significant run-rate EBITDA growth


Atlantic Sunrise
1.7 MMDth/d
Mid-2018

> **Construction Progressing**
  - Total project work: ~70% complete
  - Hydrostatic testing commenced on certain segments of pipeline
  - Have begun making tie-ins to existing pipelines
  - All six HDD installations complete

> **Within budget expectations**

> **Target in-service date: mid-2018**

> **Significant revenue contribution**
  - Early mainline service currently providing ~$2.5 million/month
  - Full in-service consolidated fee-based revenue expected to be $35 million/month[(1)]

(1) Consolidated revenue will be burdened by lease payment of ~$8 million/month to partners.

© 2018 The Williams Companies, Inc. All rights reserved.
Williams Analyst Day 2018 | 5/17/18 55

56 © 2018 The Williams Companies, Inc. All rights reserved. Williams Analyst Day 2018 | 5/17/18 Atlantic Sunrise ATLANTIC-GULF

ATLANTIC-GULF

NE Supply Enhancement: ~$1B expansion project further enhances Transco in key markets

Major population center demands significant new natural gas supply

- **Key Project Facts:**
  - 400 MDth/d
  - Expansion from Station 195 in York County, PA, to the Rockaway Lateral in New York Bay
  - Target in-service: Late 2019 / 1H 2020[1]
  - Target capital cost: $927 million[1]
  - Fully-contracted with local utility, National Grid
- **Risk-sharing mechanism mitigates capital cost risk**
- **Attractive returns consistent with recent Transco expansions**
- **Supports conversion from heating oil to low-cost natural gas in National Grid's service area**
- **Improves regional air quality and reduces carbon emissions**


NY
NJ
PA
VA
New York City
Northeast Supply Enhancement
195

(1) Consistent with Williams' practice for financial planning, the capital cost and in-service target are further risked to $1.01 billion and May 2020.

© 2018 The Williams Companies, Inc. All rights reserved.
Williams Analyst Day 2018 | 5/17/18 57

ATLANTIC-GULF

Significant portfolio of growth opportunities driven by domestic and international demand

Pursuing 20+ different expansion opportunities


+16.9
Bcf/d
Demand
Growth(1)
TRANSCO
GULFSTREAM

6 Projects supporting new or converted gas power generation

6 Projects supporting LNG export

9 Projects supporting industrial, LDCs & other demand sources

SINCE MAY 2017 …

> **Three of 20+ projects moved from "potential" to "contracted"**
  - Southeastern Trail
  - Gateway
  - Rivervale South to Market

> **Opportunity set expanded with additional projects re-filling sales funnel**

> **Expect additional project sanctions this year**

(1) Wood Mackenzie 2H '17, Demand in states served by Transco and Gulfstream

© 2018 The Williams Companies, Inc. All rights reserved.
Williams Analyst Day 2018 | 5/17/18 58

59 © 2018 The Williams Companies, Inc. All rights reserved. Williams Analyst Day 2018 | 5/17/18 Potential projects in advanced negotiation nearing final investment decision ATLANTIC-GULF Two examples of the 20+ expansion opportunities >Extends Transco’s reach >Greater than 1,000 MDth/d of firm transport capacity in Zones 3, 4, 5 and 6 >Attractive returns consistent with recent Transco expansions >In final negotiation stages with anchor shipper PROJECT 1 >Up to ~700 MDth/d expansion from receipt points on Transco’s Leidy system to Zone 6 markets >Company has executed a precedent agreement with an anchor shipper >Engaged in discussions with additional market participants PROJECT 2

60 © 2018 The Williams Companies, Inc. All rights reserved. Williams Analyst Day 2018 | 5/17/18 GULFSTREAM Gulfstream: Delivering firm EBITDA via long-term contracts ATLANTIC-GULF >Design capacity: 1,310,000 Dth/d >Key Customers: –Florida Power & Light: 695,000 Dth/d –Duke Energy Florida: 435,000 Dth/d >Average remaining contract life: 11.4 years >Ownership –50% Williams –50% Enbridge >Steady Modified EBITDA Interstate natural gas pipeline extending 745 miles from Transco’s Mobile Bay Lateral in Alabama to Florida $120 $118 $121 $122 $123 $0 $25 $50 $75 $100 $125 $150 2013 2014 2015 2016 2017 ($US Millions) WILLIAMS INTEREST IN GULFSTREAM EBITDA FL

61 © 2018 The Williams Companies, Inc. All rights reserved. Williams Analyst Day 2018 | 5/17/18 Deepwater business supported by key assets and unique capabilities ATLANTIC-GULFGulf East •2 Production Handling Platforms: DevilsTower and GulfstarI •357 miles of gas and crude pipeline •0.7 Bcf/d gathering and processing capacity •150 MMbbls/d crude capacity Discovery •1 JunctionPlatform: South Timbalier283 •1 CrudeProduction Handling Platform: G115 •0.6 Bcf/d gathering and processingcapacity •614 miles of natural gas pipe Gulf West •1 Junction Platforms: GA-A244 •0.5 Bcf/d gathering and processingcapacity •325 Mbbls/d crude capacity •552 miles of gas and crude pipelines

ATLANTIC-GULF

Attractive growth opportunities in proximity to existing deepwater assets

Developing opportunities for long-term growth



TX
LA
MS
GA
FL
NORPHLET PIPELINE
APPOMATTOX
BALLYMORE
TIGRIS
ANCHOR
U.S. FEDERAL WATERS
MEXICO FEDERAL WATERS
WHALE
BUCKSKIN
Gas Gathering
Oil Gathering
Norphlet Pipeline
Deepwater Spar
Growth Projects
Mexico Deepwater Basin

Gulf East	**7 tiebacks contracted, expecting more** • Shell Appomattox dedication – Expected Reserves: 650 MMboe – Expected peak production: 175 Mboe/d – Target in-service date: 4Q 2019 – Norphlet pipeline option • Opportunities include Chevron Ballymore discovery 3 miles from Blind Faith
Discovery	**>1 TCF of gas discoveries within reach of KCC** • Buckskin, Stampede dedication – Combined additional reserves: 66 Bcf – Target in-service dates: Stampede: 1H2018 Buckskin: 2H 2019 • Opportunities include discoveries at Anchor, Shenandoah and Katmai
Gulf West	**Only existing O&G pipelines near active Western Gulf exploration** • Opportunities include Shell Whale (15 miles from existing pipelines), Tigris, and Mexico Perdido discoveries

© 2018 The Williams Companies, Inc. All rights reserved.

Williams Analyst Day 2018 | 5/17/18 62

63 © 2018 The Williams Companies, Inc. All rights reserved. Williams Analyst Day 2018 | 5/17/18 Key assets aligned with natural gas-focused strategy OPERATIONS >Irreplaceable infrastructure with low-risk revenue stream >Unmatched growth opportunity linked to existing assets >Unique footprint with access to low-cost supply sources and growing demand centers ATLANTIC GULF >Large-scale asset footprint in place >Significant production growth driven by infrastructure de-bottlenecking >Capital efficient expansions linked to existing assets NORTHEAST >Extensive portfolio of reliable assets connecting sources of supply to demand markets >Stable cash flows and operational efficiencies driving results >Growth opportunities continue to reinforce long-term stability WEST

NYSE: WMB | NYSE: WPZ | williams.com WE MAKE ENERGY HAPPEN Chad Zamarin –Senior Vice President, Corporate Strategic Development Strategic Initiatives GULF TRACE Transco Pipeline Expansion, Southern Louisiana NEW YORK BAY Transco Pipeline Expansion serving New York City SALE METER TO DOMINION ENERGY Carrollton Compressor Facility, Carrollton, Ohio \

STRATEGIC INITIATIVES

Williams' Strategy
The Roadmap

Connecting attractive supply basins to attractive demand markets

Brand	Assets	Capabilities
Building strong relationships that Williams can leverage	Williams' competitive advantages	Primary skills and behaviors required to be successful

Constantly Assessing
- Supply Dynamics
- Demand Dynamics
- Evolving Basins
- Global Growth
- Commodity Pricing
- Competitor Capabilities
- Customer Needs
- Strategic Risks
- Emerging Opportunities


Optimize
Strengthen & Expand
Grow Core Business

Sharpening & Adapting
- Dedicated Strategy Team
- Board Engagement
- Organizational Alignment
- Talent Acquisition
- Internal Capabilities
- Commercial Strategy
- Risk Mitigation
- Financial Markets
- Strategic Partners

Maximize Total Shareholder Return

© 2018 The Williams Companies, Inc. All rights reserved.
Williams Analyst Day 2018 | 5/17/18 65

STRATEGIC INITIATIVES

Williams' Strategy
Clear Focus

Strategic Focus

Growing Supplies to Premium Markets

- Establish platforms to aggregate supply
- Identify and grow market connectivity
- Create scalable solutions with efficient growth capabilities
- Execute, collaborate & innovate
- Attract, develop and retain the best talent in the industry

Guiding Principles

Large-Scale, Competitive Positions

- Deliver top-quartile shareholder returns
- Maintain a strong balance sheet and solid investment grade ratings
- Continuously improve return on capital employed
- Grow fee-based revenue

Large-Scale, Low-Cost Reserves → **Connecting the Best Supplies to the Best Markets with Advantaged Infrastructure** → **Premium, Growing Markets**

© 2018 The Williams Companies, Inc. All rights reserved.
Williams Analyst Day 2018 | 5/17/18 66

67 © 2018 The Williams Companies, Inc. All rights reserved. Williams Analyst Day 2018 | 5/17/18 >Leverage premium footprint to capture supply-driven G&P growth, expand takeaway solutions and capture optimization opportunities throughout the JV portfolio Regulated Gas Pipelines >Expand the nation’s premium interstate pipeline system by increasing market connectivity for producers and providing supply diversity for end users Deepwater Gulf of Mexico >Capture high-return Deepwater tiebacks and leverage capability for future growth G&P >Maintain strong cash flows, continuously improve margins and capture emerging opportunities created by diverse footprint Regulated Gas Pipelines >Grow regulated cash flows through disciplined investment in areas with market-leading positions Williams’ StrategyCore Business STRATEGIC INITIATIVES Northeast G&P Atlantic-Gulf West Grow Core Business

68 © 2018 The Williams Companies, Inc. All rights reserved. Williams Analyst Day 2018 | 5/17/18 Williams’ StrategyStrategic Opportunities STRATEGIC INITIATIVES >Strong growth potential where Williams has competitive advantages due to scale and expertise >Opportunities to pursue attractive NGL investments due to large and diverse G&P footprint >Stand ready to capture growth opportunities and expand reach into additional supply basins, including the Permian >Leverage the Williams footprint and increase value by facilitating supply-to-demand transactions >Capture consolidation synergies and optimize the existing JV portfolio Deepwater Gulf of Mexico NGL Solutions Additional Supply Basins Gas Supply Optimize Strengthen, Expand & Optimize

69 © 2018 The Williams Companies, Inc. All rights reserved. Williams Analyst Day 2018 | 5/17/18 Organization Devoted to Fostering an Environment for Success Corporate Strategic Development Organizational Alignment & Focus STRATEGIC INITIATIVES >Dedicated strategy team with annual process >On-going market intelligence and monitoring of market fundamentals >Identification of expansions into new areas of opportunity >Experienced business and corporate development teams to lead enterprise initiatives >Consistent communication across key stakeholders, including investors, elected officials and regulatory bodies Strategic Growth Strategy& Market Intelligence Business Development/Origination Corporate Development Deal Evaluation &Prioritization Government Affairs Communications & Outreach

70 © 2018 The Williams Companies, Inc. All rights reserved. Williams Analyst Day 2018 | 5/17/18 Corporate Strategic Development Strategy & Market Intelligence >Oversee enterprise-level strategy & goals >Develop strategic assumptions and actively monitor signposts >Provide market and competitive analysis >Manage Williams’ commodity pricing point-of-view >Lead strategic risk assessment process Deal Development & Execution >Create and drive deals and projects >Foster collaborative teams for enterprise wide growth initiatives >Oversee due-diligence efforts across the company >Manage acquisitions including transition into the company Project Analysis >Drive consistent process for investment evaluation >Provide financial analysis of strategic opportunities >Direct capital allocation and facilitate project evaluation >Monitor liquidity and performance expectations for key customers Communications & Government Affairs >Identify and engage key stakeholders >Improve education campaigns at federal, state and local levels >Understand and influence rules and regulations that impact project timelines >Administer enterprise wide customer and community engagement Chart a Clear Course for Growth Lead Strategic Growth Initiatives Model and Evaluate Opportunities Foster Environment for Success STRATEGIC INITIATIVES Corporate Strategic Development Organizational Alignment & Focus

71 © 2018 The Williams Companies, Inc. All rights reserved. Williams Analyst Day 2018 | 5/17/18 0% 20% 40% 60% 80% 100% 120% $0 $1 $2 $3 $4 $5 $6 $7 $8 $9 $10 Cumulative Global Demand Growth Since 2000 Henry Hub ($/MMBtu) Cumulative Global Demand for Nat Gas Henry Hub prices Global Natural Gas Demand Growth vs Henry Hub Prices (2001-2027) Sources: S&P Global Platts for global demand outlook; U.S. Energy Information Administration for price history; NYMEX for forward curves STRATEGIC INITIATIVES Forecast Williams’ Strategy Long-term demand driven by low-cost, stable supply

STRATEGIC INITIATIVES

Williams' Strategy

Superior demand growth along Transco corridor


2017-2022 Demand Growth in Key Areas (Bcf/d)
+3.9
Northeast Demand
+1.1
LNG Exports
+2.0
Southeast Demand
+3.3
Gulf Coast Demand
+6.5
LNG Exports
+1.7
Mexican Exports

Demand growth along Transco system positions Williams for attracting growing supply

Source: Wood Mackenzie 2H 2017

© 2018 The Williams Companies, Inc. All rights reserved.

Williams Analyst Day 2018 | 5/17/18 72

STRATEGIC INITIATIVES

Williams' Strategy

Ideally positioned to capitalize on supply growth


2017-2022 Production and Demand Growth in Key Areas (Bcf/d)
+17.3
Northeast Production
+3.9
Northeast Demand
+1.1
LNG Exports
+2.0
Southeast Demand
+3.3
Gulf Coast Demand
Permian Production
+4.5
Mexican Exports
+1.7
+6.5
LNG Exports

Williams' assets uniquely aligned with demand growth

Leveraging significant investments in Northeast and extending Williams' reach to the Permian

Source: Wood Mackenzie 2H 2017

Note: All other NA production amounts to 0.4 Bcf/d of growth 2017 – 2022, and all other NA demand amounts to 3.7 Bcf/d of growth 2017 – 2022

© 2018 The Williams Companies, Inc. All rights reserved.

Williams Analyst Day 2018 | 5/17/18 73

74 © 2018 The Williams Companies, Inc. All rights reserved. Williams Analyst Day 2018 | 5/17/18 STRATEGIC INITIATIVES Waha Growing Gulf Coast industrial, LNG and Southeast market demand West Coast demand growth is flat Competing supply sources to the Midwest Mexico demand slow to materialize Williams’ Strategy: Case StudyGrowing Permian supply in search of premium markets Supply growth approaching current transport capacity to end-markets 5 7 9 11 13 15 2017 2018 2019 2020 2021 2022 Bcf/d Low-High Range Average Growing Permian Gas ProductionSeeking End Markets Waha Basis* Indicates Need for Additional Pipelines -1.6 -1.4 -1.2 -1 -0.8 -0.6 -0.4 -0.2 0 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 * Waha to Henry Hub, Source: ICE-05/09/18

STRATEGIC INITIATIVES

Williams' Strategy: Case Study

Permian supply to Transco markets

Connecting Permian supplies to growing Transco markets, enhancing the value of Williams' infrastructure network



Waha
Permian Production
+4.5
Transco Zone 2 (Near Katy, TX)
Transco Zone 1 (Agua Dulce / Corpus Christi)
+7
Southeast and Northeast Demand, LNG Exports
+3.3
Gulf Coast Demand
+6.5
LNG Exports
+1.7
Mexican Exports
Transco

Source: Wood Mackenzie 2H 2017

© 2018 The Williams Companies, Inc. All rights reserved.

Williams Analyst Day 2018 | 5/17/18 75

STRATEGIC INITIATIVES

Williams' Strategy: Case Study
Bluebonnet Market Express Pipeline

Williams is marketing a project that will connect growing Permian supply to growing markets, including premium Transco markets

- ~500 miles of greenfield pipeline
- Capacity: 2,000 Mdt/d
- Proposed ISD: Late 2020


Waha
Transco Zone 2
(Near Katy, TX)
Transco Zone 1
(Agua Dulce /
Corpus Christi)
+7
Southeast and
Northeast Demand,
LNG Exports
+3.3
Gulf Coast
Demand
+6.5
LNG
Exports
+1.7
Mexican Exports
Transco
Proposed Pipeline

Source: Wood Mackenzie 2H 2017

© 2018 The Williams Companies, Inc. All rights reserved.

Williams Analyst Day 2018 | 5/17/18 76

NYSE: WMB | NYSE: WPZ | williams.com WE MAKE ENERGY HAPPEN ATCHAFALAYA RIVER CROSSING Transco Pipeline,Louisiana Financial Outlook John Chandler, Senior Vice President & Chief Financial Officer SUMAS COMPRESSOR STATION Northwest Pipeline, Washington KENSINGTON GAS PROCESSING PLANT Columbiana County, Ohio

FINANCIAL OUTLOOK

Williams is strong, stable, conservative and growing

STRONG Execution	> Exceeded midpoint for 2017 key guidance metrics; dividends and distributions paid as guided > Exceptional operations and project execution: Transco capacity expanded by ~25%, Northeast gathering volumes up ~8%
STABLE Foundation	> Natural gas market fundamentals support volume-driven strategy: demand for low-cost U.S. natural gas continues to grow > Steady, high-quality revenues from broad mix of fee-based contracts: volume-protected and volume-driven > 2018 gross margin projected to be ~96% fee-based
CONSERVATIVE Financial Position	> Strengthened balance sheet and credit profile > No equity issuance for forecasted growth capital – expect to fund planned growth capex with retained cash flow, asset sale proceeds, and low-cost debt > DCF to provide healthy dividend coverage in 2018 and 2019
GROWING Advantaged Businesses	> Nation's largest and fastest growing interstate gas pipeline system, Transco, with unrivaled proximity to growing Mid-Atlantic, Southeast and Gulf Coast demand centers > Largest gas gatherer in fast growing basins (Marcellus and Utica; ~7.8 Bcf/d) > Improving ROCE with highly efficient capital projects linked to existing assets

© 2018 The Williams Companies, Inc. All rights reserved.

Williams Analyst Day 2018 | 5/17/18 78

79 © 2018 The Williams Companies, Inc. All rights reserved. Williams Analyst Day 2018 | 5/17/18 Expected 2019 Adjusted EBITDA growth driven by Transco and Northeast G&P fee revenues FINANCIAL OUTLOOK Note: This slide contains non-GAAP financial measures. A reconciliation of all non-GAAP financial measures used in this presentation to their nearest GAAP financial measures is included at the back of this presentation. $4,550 $290 $325 $5,000 $3,750 $4,000 $4,250 $4,500 $4,750 $5,000 $5,250 2018 Adjusted EBITDA 2019 Adjusted EBITDA Additional ~$285 million contribution from Atlantic Sunrise and Garden State (~$425 million full-year contribution). Also partial year contribution from 2019 expansion projects + August 2018 rate case filing impact, partially offset by projected impact of tax reform Increase in Susquehanna Supply Hub,Utica Supply Hub, Marcellus South, Ohio Valley Midstream (OVM) and other NE franchises Increase in Transco’s Fee Revenues Decline in West fee revenues and other misc. changes Increase in Operating Costs driven largely by new projects ($ in millions) Adjusted EBITDA -$100 -$40 Adjusted EBITDA Expected to Increase $450 million or ~10% in 2019 Decrease in commodity margins -$25 Increase in Northeast’s Fee Revenues

FINANCIAL OUTLOOK

Fully-contracted regulated pipelines, portfolio of non-regulated services offer stability and growth

~96% of 2018 Gross Margin from Fee-based Sources

2018 Gross Margin[(1)]

4% NGL and Other Commodity Exposure

- Minimal commodity exposure with exit from olefins businesses
- More upside than down (Ethane cracking demand; C3+ exports)



4%
34%
36%
26%
62% Volume-Protected Revenue
96% Fee-based Revenue

36% Regulated Gas Pipeline Fee-Based Revenue

- Fully contracted demand charge revenue
- Attractive positions exposed to growth

34% Volume-driven Non-regulated Fee-based Revenue

- Volume-driven fee-based contracts for gathering, processing or other non-regulated services
- Some contracts include escalation provisions

26% Volume-protected Non-regulated Fee-based Revenue

- Mix of capacity payments, MVCs[(2)], and Cost of Service agreements

(1) Includes our proportional ownership of the gross margin of our equity method investments. Excludes certain regulated revenues, which are related to tracked operating costs.
(2) MVC revenue includes revenue level guaranteed by MVC and excludes any revenue on volumes exceeding MVC. MVC revenue also includes amortization of upfront payments associated with canceled MVCs.

© 2018 The Williams Companies, Inc. All rights reserved.

Williams Analyst Day 2018 | 5/17/18 80

81 © 2018 The Williams Companies, Inc. All rights reserved. Williams Analyst Day 2018 | 5/17/18 Attractive returns on visible, contracted growthcapital focused on Transco and Northeast G&P projects FINANCIAL OUTLOOK 53% 7% 9% 31% 2018-2019 Forecasted Growth Capex Averages ~$2.8 Billion per year RegulatedGrowth Projects Non-Regulated Atlantic Gulf Non-Regulated West Non-Regulated Northeast G&P $3.1 $2.4 $0.0 $0.5 $1.0 $1.5 $2.0 $2.5 $3.0 $3.5 2018 2019 Growth Capex Growth Capex $1.045 $1.25 Excess Cash Available After Dividends* •No Equity Issuance Required to Fund Forecasted Growth Capital •Excess Cash Available After Dividends to Be Used to Partially Fund Growth Capex * This slide contains non-GAAP financial measures. A reconciliation of all non-GAAP financial measures used in this presentation to their nearest GAAP financial measures is included at the back of this presentation. ($ in billions) Excess Cash Available After Dividends*

82 © 2018 The Williams Companies, Inc. All rights reserved. Williams Analyst Day 2018 | 5/17/18 Significant de-leveraging with Adjusted EBITDAgrowth from fee-based revenue FINANCIAL OUTLOOK Note: This slide contains non-GAAP financial measures. A reconciliation of all non-GAAP financial measures used in this presentation to their nearest GAAP comparable financial measures are included at the back of this presentation. (1)Peer company Net Debt and Trailing Twelve Months (“TTM”) Adjusted EBITDA source Bloomberg. Peer set per 2017 Proxy Statement comparator group for Relative TSR pertaining to 2017 performance-based RSUs: ENB, EPD, ETE, KMI, OKE, PAA, TRGP, TRP, and WES. (2)Net Debt is long-term debt plus commercial paper less cash (3)TTM Adjusted EBITDA as derived from WMB Analyst Package or WPZ Analyst Package, as appropriate. (4)Net Debt / TTM Adjusted EBITDA ratio presented here is based on data directly from public disclosures and does not represent leverage ratios measured for either WMB or WPZ credit agreement compliance or leverage ratios as calculated by the major credit ratings agencies. See Appendix for calculation of WMB and WPZNet Debt to TTM Adjusted EBITDA ratio. (5)Decline in WPZ TTM Adjusted EBITDA for 9/30/2017 is primarily a result of the sale of Geismar (5) (1) 6.28x 4.56x 5.07x 3.63x 4.77x 2,500 3,000 3,500 4,000 4,500 5,000 3.00x 3.50x 4.00x 4.50x 5.00x 5.50x 6.00x 6.50x 6/30/15 9/30/15 12/31/15 3/31/16 6/30/16 9/30/16 12/31/16 3/31/17 6/30/17 9/30/17 12/31/17 3/31/18 TTM Adjusted EBITDA ($ Millions) (3) Net Debt (2)/ TTM Adjusted EBITDA (3) (4) WMB WPZ 1Q’18 Peer Average WPZ TTM Adjusted EBITDA ($MM)

83 © 2018 The Williams Companies, Inc. All rights reserved. Williams Analyst Day 2018 | 5/17/18 Strengthened credit profiles with significant liquidity available FINANCIAL OUTLOOK >WPZ: Will use proceeds from Transco’s March 2018 debt offering to repay Transco’s $250 million debt maturity in June 2018 >WMB HoldCo: Continue to reduce debt by paying down corporate revolver >Debt currently comprised of 99% fixed rate debt and 1% floating rate debt >WPZ liquidity as of 4/30 of ~$4.7 billion and WMB HoldCo liquidity of ~$1.3 billion WMB WPZ Corp $2,100 $500 $2,000 $600 $1,000 $1,500 $5,900 $250 $85 $250 $250 $2,983 $249 $200 $31 $21 $371 $850 $1,250 $1,688 $0 $1,000 $2,000 $3,000 $4,000 $5,000 $6,000 $7,000 $8,000 $9,000 $10,000 $11,000 2018 2019 2020 2021 2022 2023 2024 2025 2026+ WMB Consolidated Debt Maturities as of March 31, 2018 WMB Revolver ($ in millions) NWP Debt Balances as of 3/31/18*: WPZ Debt$17,667 WMB HoldCoDebt4,411 WMB Consolidated Debt$22,078 * Excludes net unamortized debt premiums and discounts and debt issuance costs of ($155) million at WPZ and ($43) million at WMB HoldCo. Transco Other** **Other includes financing obligations associated with certain Transco growth projects

84 © 2018 The Williams Companies, Inc. All rights reserved. Williams Analyst Day 2018 | 5/17/18 Status of regulated pipeline FERC/Income Tax issues assuming a successful rollup transaction FINANCIAL OUTLOOK >Northwest Pipeline: •2017 rate case settlement already addressed the move from 35 percent to 21 percent ($23.6 million annually to be amortized back to its customers over a five year period. This started with 1Q 2018 results) •NWP will likely meet with customers and seek no flow back of Accumulated Deferred Income Tax balances until another rate case is filed >Transco: •Transco’s Natural Gas Act Section 4 rate case will be filed on Aug. 31, 2018, and will assume completion of roll-up transaction prior to the end of the test period (Feb. 28, 2019) •Transco will file its income tax allowance based on the 21% federal tax rate and will likely be required ultimately to flow back to customers excess deferred income taxes over an extended period of time •Transco anticipates that the rate case will reflect an overall rate increase even with the lower tax rate

85 © 2018 The Williams Companies, Inc. All rights reserved. Williams Analyst Day 2018 | 5/17/18 Williams Agrees to Acquire all the Public Outstanding Units of Williams Partners

86 © 2018 The Williams Companies, Inc. All rights reserved. Williams Analyst Day 2018 | 5/17/18 (1) As of Friday, May 11, 2018, market close (2) Taxes paid will vary depending on individual unitholder tax attributes Williams agrees to acquire all the public outstanding units of Williams Partners FINANCIAL OUTLOOK >On May 17, 2018, Williams and Williams Partners announced a transaction whereby WMB would acquire all of the public outstanding units of WPZ –Consideration consisting of 100% WMB shares –Each WPZ unitholder will receive WMB shares at a fixed-exchange ratio of 1.494x •If the transaction does not close by the record date of WMB’s 3rd quarter regular dividend, then WPZ unitholders would receive an exchange rate of 1.513 WMB shares for each WPZ unit –Total equity purchase price of ~$10.4(1)billion –Taxable transaction to WPZ unitholders(2)and basis step-up to Williams –Transaction has been approved by the WPZ Conflicts Committee and the WMB and WPZ GP Boards >Williams has structured the transaction to maintain investment grade credit ratings

87 © 2018 The Williams Companies, Inc. All rights reserved. Williams Analyst Day 2018 | 5/17/18 Attractive transaction benefits WMB shareholders and WPZ unitholders FINANCIAL OUTLOOK >Compelling benefits for WMB shareholders –Expect transaction to be immediately accretive to cash available for dividend for WMB –Expect significant Distributable Cash Flow coverage (of approximately 1.7x in 2019) following the transaction, allowing excess cash to be invested in attractive capital projects –Extends the period for which Williams is not expected to be a federal cash taxpayer through 2024 and provides modest G&A savings –Achieves investment grade credit ratings consistent with Williams Partners’ current ratings –Simplifies organization structure, expands investment appeal to a broader range of corporate investors >Solid value proposition for public WPZ unitholders –Meaningful upfront premium –Retains income tax allowance for regulated cost of service revenue –Increases pro-forma excess cash coverage that can be invested in attractive capital projects –Expect to retain investment grade credit ratings consistent with current ratings –Increases trading liquidity and float compared to current WPZ units Note: This slide contains non-GAAP financial measures. A reconciliation of all non-GAAP financial measures used in this presentation to their nearest GAAP financial measures is included at the back of this presentation.

88 © 2018 The Williams Companies, Inc. All rights reserved. Williams Analyst Day 2018 | 5/17/18 Simplified organization structure WPZ WPZ Unitholders Shareholders WMB Status Quo WMB ProForma Legacy WMB Ownership: ~68.5% Legacy WPZ Ownership: ~31.5% WMB Acquires 255MM WPZ Units 255MM Units Outstanding 74% 26% WMB Shareholders Equity Market Value: $32.8Bn (1) Enterprise Value: $55.1Bn WMB Equity Market Value: $22.5Bn (1) Enterprise Value: $54.3Bn WMB Shareholders WMB 1.Market Data as of 11 May 2018; balance sheet items as of Q1 2018; assumes 1.494x exchange ratio for a 100% stock-for-unit transaction; enterprise value includes ~1.2Bn PF WMBshares outstanding post-transaction, valued at $27.14 as of 11 May 2018 plus net debt of $20.6Bn and WPZNCI of $1.7Bn

FINANCIAL OUTLOOK

Williams

Strong, stable and growing: 2018 and 2019 key guidance metrics

	2018 GUIDANCE [1]	2019 GUIDANCE
Net Income	$0.975 - $1.175 Bn	$1.050 - $1.350 Bn
Adjusted EBITDA	$4.450 - $4.650 Bn	$4.850 - $5.150 Bn
Distributable Cash Flow (DCF)	$2.600 - $2.900 Bn	$2.900 - $3.300 Bn
Expected Dividend Growth Rate	10-15% annual growth (annual dividend increases)	10-15% annual growth (annual dividend increases)
Dividend Coverage Ratio	~1.6x Midpoint of Guidance	~1.7x Midpoint of Guidance
Growth Capex	Total WMB: $3.1 Bn Transco: $1.7 Bn	Total WMB: $2.4 Bn Transco: $1.1 Bn
Consolidated Debt / Adjusted EBITDA [2]	~ 5.0 x	< 4.75x

Note: This slide contains non-GAAP financial measures. A reconciliation of all non-GAAP financial measures used in this presentation to their nearest GAAP comparable financial measures are included at the back of this presentation.

Williams does not expect to be a U.S. Federal cash income taxpayer through at least 2024, excluding taxes on any potential asset monetizations.

[1] DCF shown Proforma as if transaction had occurred 1/1/18. Dividend payments used in the coverage calculation include WPZ distribution payments to WPZ public unitholders for 1Q and 2Q .

[2] Consolidated Debt / Adjusted EBITDA ratio does not represent leverage ratios measured for either WMB or WPZ credit agreement compliance or leverage ratios as calculated by the major credit ratings agencies.

© 2018 The Williams Companies, Inc. All rights reserved.

Williams Analyst Day 2018 | 5/17/18 89

FINANCIAL OUTLOOK

Williams

Williams provides an unique infrastructure investment opportunity

Strong Investment Rationale

> Compelling and Unmatched Natural Gas Strategy
- Natural gas-focused aligned with market fundamentals
- Strengthened by low-cost natural gas supplies
- Advantaged and irreplaceable assets

> Highly Predictable, Growing Cash Flows
- Met or exceeded street consensus for last 9 consecutive quarters[(1)]
- Emphasis on growing DCF and dividends to shareholders
- Expect ~10% increase in Adjusted EBITDA from 2018 – 2019

> Simplified Organizational Structure
- Large-scale, highly liquid C-Corp with associated shareholder rights

> Strong Balance Sheet and Coverage
- Leading & sustainable coverage ratio - ~1.7x in 2019
- Commitment to investment-grade credit metrics
- Expanded capacity to fund growing opportunity set

> Significant Shareholder Returns
- 10-15% annual dividend growth through 2019
- Strong focus on improving ROCE

(1) Per S&P Capital IQ, Williams Partners Adjusted EBITDA exceeded or was within 2% of consensus estimate for EBITDA in each quarter beginning 1Q 2016 through 1Q 2018.

Note: This slide contains non-GAAP financial measures. A reconciliation of all non-GAAP financial measures used in this presentation to their nearest GAAP comparable financial measures are included at the back of this presentation.

© 2018 The Williams Companies, Inc. All rights reserved.

Williams Analyst Day 2018 | 5/17/18 90

91 © 2018 The Williams Companies, Inc. All rights reserved. Williams Analyst Day 2018 | 5/17/18 Non-GAAP Disclaimer >This presentation may include certain financial measures –Adjusted EBITDA, distributable cash flow, and dividend coverage ratio –that are non-GAAP financial measures as defined under the rules of the SEC. >Our segment performance measure, Modified EBITDA, is defined as net income (loss) before income (loss) from discontinued operations, income tax expense, net interest expense, equity earnings from equity-method investments, other net investing income, impairments of equity investments and goodwill, depreciation and amortization expense, and accretion expense associated with asset retirement obligations for nonregulated operations. We also add our proportional ownership share (based on ownership interest) of Modified EBITDA of equity-method investments. >Adjusted EBITDA further excludes items of income or loss that we characterize as unrepresentative of our ongoing operations. Management believes these measures provide investors meaningful insight into results from ongoing operations. >We define distributable cash flow as Adjusted EBITDA less maintenance capital expenditures, cash portion of net interest expense, income attributable to noncontrollinginterests and cash income taxes, and certain other adjustments that management believes affects the comparability of results. Adjustments for maintenance capital expenditures and cash portion of interest expense include our proportionate share of these items of our equity-method investments. >We also calculate the ratio of distributable cash flow to the total cash distributed (coverage ratio). This measure reflects theamount of distributable cash flow relative to our cash dividend. >This news release is accompanied by a reconciliation of these non-GAAP financial measures to their nearest GAAP financial measures. Management uses these financial measures because they are accepted financial indicators used by investors to compare company performance. In addition, management believes that these measures provide investors an enhanced perspective of the operating performance of the Company’s assets and the cash that the business is generating. >Neither Adjusted EBITDA or distributable cash flow are intended to represent cash flows for the period, nor are they presented as an alternative to net income or cash flow from operations. They should not be considered in isolation or as substitutes for a measure of performance prepared in accordance with United States generally accepted accounting principles. NON-GAAP RECONCILIATIONS

NON-GAAP RECONCILIATIONS

Williams Partners Reconciliation of West Segment Modified EBITDA to Non-GAAP West Segment Adjusted EBITDA

Williams

(Dollars in millions)	2016 1st Qtr	2016 2nd Qtr	2016 3rd Qtr	2016 4th Qtr	2016 Year	2017 1st Qtr	2017 2nd Qtr	2017 3rd Qtr	2017 4th Qtr	2017 Year	2018 1st Qtr
Modified EBITDA:											
West	327	312	363	542	1,544	385	356	(615)	286	412	413
Adjustments:											
West											
Estimated minimum volume commitments	60	64	70	(194)	—	15	15	18	(48)	—	—
Severance and related costs	10	—	—	3	13	—	—	—	—	—	—
ACMP Merger and transition costs	3	—	—	—	3	—	—	—	—	—	—
Impairment of certain assets	—	48	—	22	70	—	—	1,021	9	1,030	—
Settlement charge from pension early payout program	—	—	—	—	—	—	—	—	13	13	—
Regulatory charge associated with Tax Reform	—	—	—	—	—	—	—	—	220	220	(7)
Organizational realignment-related costs	—	—	—	21	21	2	3	2	1	8	—
Gains from contract settlements and terminations	—	—	—	—	—	(13)	(2)	—	—	(15)	—
Total West adjustments	73	112	70	(148	107	4	16	1,041	195	1,256	(7)
Adjusted EBITDA:											
West	400	424	433	394	1,651	389	372	426	481	1,668	406

© 2018 The Williams Companies, Inc. All rights reserved.

Williams Analyst Day 2018 | 5/17/18 92

NON-GAAP RECONCILIATIONS WPZ Reconciliation of Net Income (Loss) to Non-GAAP Adjusted EBITDA: 2016, 2017 and 2018 YTD     (Dollars in millions, except coverage ratios)    2016 20172018 1st Qtr 2nd Qtr 3rd Qtr 4th Qtr Year 1st Qtr 2nd Qtr 3rd Qtr 4th Qtr Year 1st Qtr Williams Partners L.P. Reconciliation of “Net Income (Loss)” to “Modified EBITDA”, Non-GAAP “Adjusted E’BH’DA” and “Distributable cash flow” Net income (loss) $79$(77)$351$ 166 $519$ 660$348$284$(317) $975$384 Provision (benefit) for income taxes1(80)(6)5(80)31(1)36— Interest expense229231229227916214205202201822209 Equity (earnings) losses(97)(101)(104)(95)(397)(107)(125)(115)(87)(434)(82) Impairment of equity-method investments112 — — 318 430 — — — — — Other investing (income) loss—net —(1)(28)—(29)(271)(2)(4)(4)(281)(4) Proportional Modified EBITDA of equity-method investments189191194180754194215202184795169 Depreciation and amortization expenses43543242642717204334234244201700423 Accretion expense associated with asset retirement obligations for nonregulated operations79873161188338 Modified EBITDA9556041,0701,2353,8641,1321,0761,0004083,6161,107 Adjustments Estimated minimum volume commitments606470(194)—151518(48)—— Severance and related costs25——1237945422— Potential rate refunds associated with rate case litigation15———15—————— Settlement charge from pension early payout program— — — — — — — — 35 35 Regulatory charges resulting from Tax Reform ————————7137134 Share of regulatory charges resulting from Tax Reform for equity-method investments————————11112 ACMP Merger and transition costs5———5—43411— Constitution Pipeline project development costs—8119282644162 Share of impairment at equity-method investment——61925——1—1— Geismar Incident adjustment———(7)(7)(9)28(1)—— Gain on sale of Geismar Interest———————(1,095)—(1,095)— Impairment of certain assets—389—22411——1,14291,151— Ad valorem obligation timing adjustment———————7—7— Organizational realignment-related costs———2424466218— (Gain) loss related to Canada disposition——32234(3)(1)444— (Gain) loss on asset retirement———(11)(11)——(5)5—— Gains from contract settlements and terminations—————(13)(2)——(15)— Accrual for loss contingency—————9———9— (Gain) loss on early retirement of debt—————(30)—3—(27)7 Gain on sale of RGP Splitter——————(12)——(12)— Expenses associated with Financial Repositioning——————2——2— Expenses associated with strategic asset monetizations———2214——5— Total EBITDA adjustments105461119(122)563(15)2810174285615 Adjusted EBITDA1,0601,0651,1891,1134,4271,1171,1041,1011,1504,4721,122 © 2018 The Williams Companies, Inc. All rights reserved. Williams Analyst Day 2018 | 5/17/18 93

NON-GAAP RECONCILIATIONS

WPZ Reconciliation of Net Income (Loss) to Non-GAAP Adjusted EBITDA, 2014 and 2015

Williams

(Dollars in millions, except coverage ratios)	2014 1st Qtr	2014 2nd Qtr	2014 3rd Qtr	2014 4th Qtr	2014 Year	2015 1st Qtr	2015 2nd Qtr	2015 3rd Qtr	2015 4th Qtr	2015 Year
Williams Partners L.P.										
Reconciliation of GAAP "Net Income (Loss)" to Non-GAAP "Modified EBITDA", "Adjusted EBITDA", and "Distributable cash flow"										
Net income (loss)	$ 352	$ 223	$ 247	$ 462	$1,284	$ 112	$ 332	$ (167)	$(1,596)	$(1,319)
Provision (benefit) for income taxes	8	5	10	6	29	3	—	1	(3)	1
Interest expense	106	126	154	176	562	192	203	205	211	811
Equity (earnings) losses	(23)	(32)	(85)	(88)	(228)	(51)	(93)	(92)	(99)	(335)
Impairment of equity-method investments	—	—	—	—	—	—	—	461	859	1,320
Other investing (income) loss	—	(1)	—	(1)	(2)	(1)	—	—	(1)	(2)
Proportional Modified EBITDA of equity-method investments	54	62	150	165	431	136	183	185	195	699
Impairment of goodwill	—	—	—	—	—	—	—	—	1,098	1,098
Depreciation and amortization expenses	208	207	364	372	1,151	419	419	423	441	1,702
Accretion for asset retirement obligations associated with nonregulated operations	3	6	3	5	17	7	9	5	7	28
Modified EBITDA	708	596	843	1,097	3,244	817	1,053	1,021	1,112	4,003
Adjustments										
Estimated minimum volume commitments	—	—	47	(114)	(67)	55	55	65	(175)	—
Acquisition-related expenses	—	2	13	1	16	—	—	—	—	—
Merger and transition related expenses	—	—	11	30	41	32	14	2	2	50
Share of impairment at equity-method investments	—	—	—	—	—	8	1	17	7	33
Geismar Incident adjustment for insurance and timing	54	96	—	(71)	79	—	(126)	—	—	(126)
Loss related to Geismar Incident	—	—	5	5	10	1	1	—	—	2
Impairment of certain assets	—	17	—	35	52	3	24	2	116	145
Contingency loss (gain), net of legal costs	—	—	—	(143)	(143)	—	—	—	—	—
Net gain related to partial acreage dedication release	—	—	(12)	—	(12)	—	—	—	—	—
Loss related to compressor station fire	6	—	—	—	6	—	—	—	—	—
Loss (recovery) related to Opal incident	—	6	—	2	8	1	—	(8)	1	(6)
Loss on sale of equipment	—	—	—	7	7	—	—	—	—	—
Gain on extinguishment of debt	—	—	—	—	—	—	(14)	—	—	(14)
Expenses associated with strategic alternatives	—	—	—	—	—	—	—	1	1	2
Total EBITDA adjustments	60	121	64	(248)	(3)	100	(45)	79	(48)	86
Adjusted EBITDA	$ 768	$ 717	$ 907	$ 849	$3,241	917	1,008	1,100	1,064	4,089

© 2018 The Williams Companies, Inc. All rights reserved.

Williams Analyst Day 2018 | 5/17/18 94

NON-GAAP RECONCILIATIONS

WMB Reconciliation of Net Income (Loss) to Non-GAAP Adjusted EBITDA, 2016, 2017, and 2018 YTD

Williams

(Dollars in millions)	2016 1st Qtr	2016 2nd Qtr	2016 3rd Qtr	2016 4th Qtr	2016 Year	2017 1st Qtr	2017 2nd Qtr	2017 3rd Qtr	2017 4th Qtr	2017 Year	2018 1st Qtr
Net income (loss)	$ (13)	$ (505)	$ 131	$ 37	$ (350)	$ 569	$ 193	$ 125	$ 1,622	$ 2,509	$ 270
Provision (benefit) for income taxes	2	(145)	69	49	(25)	37	65	24	(2,100)	(1,974)	55
Interest expense	291	298	297	293	1,179	280	271	267	265	1,083	273
Equity (earnings) losses	(97)	(101)	(104)	(95)	(397)	(107)	(125)	(115)	(87)	(434)	(82)
Impairment of equity-method investments	112	—	—	318	430	—	—	—	—	—	—
Other investing (income) loss - net	(18)	(18)	(28)	1	(63)	(272)	(2)	(4)	(4)	(282)	(4)
Proportional Modified EBITDA of equity-method investments	189	191	194	180	754	194	215	202	184	795	169
Depreciation and amortization expenses	445	446	435	437	1,763	442	433	433	428	1,736	431
Accretion for asset retirement obligations											
Accretion expense associated with asset retirement obligations for nonregulated operations	7	8	9	7	31	7	9	7	10	33	8
Modified EBITDA	$ 918	$ 174	$ 1,003	$ 1,227	$ 3,322	$ 1,150	$ 1,059	$ 939	$ 318	$ 3,466	$ 1,120
Williams Partners	$ 955	$ 604	$ 1,070	$ 1,235	$ 3,864	$ 1,132	$ 1,076	$ 1,000	$ 408	$ 3,616	$ 1,107
Other	(37)	(430)	(67)	(8)	(542)	18	(17)	(61)	(90)	(150)	13
Total Modified EBITDA	$ 918	$ 174	$ 1,003	$ 1,227	$ 3,322	$ 1,150	$ 1,059	$ 939	$ 318	$ 3,466	$ 1,120
Adjustments included in Modified EBITDA (1):											
Williams Partners	$ 105	$ 461	$ 119	$ (122)	$ 563	$ (15)	$ 28	$ 101	$ 742	$ 856	$ 15
Other	33	430	70	18	551	10	26	73	100	209	—
Total Adjustments included in Modified EBITDA	$ 138	$ 891	$ 189	$ (104)	$ 1,114	$ (5)	$ 54	$ 174	$ 842	$ 1,065	$ 15
Adjusted EBITDA:											
Williams Partners	$ 1,060	$ 1,065	$ 1,189	$ 1,113	$ 4,427	$ 1,117	$ 1,104	$ 1,101	$ 1,150	$ 4,472	$ 1,122
Other	(4)	—	3	10	9	28	9	12	10	59	13
Total Adjusted EBITDA	$ 1,056	$ 1,065	$ 1,192	$ 1,123	$ 4,436	$ 1,145	$ 1,113	$ 1,113	$ 1,160	$ 4,531	$ 1,135

(1) Adjustments by segment are detailed in the "Reconciliation of Income (Loss) Attributable to The Williams Companies, Inc. to Adjusted Income," which is also included in these materials.

© 2018 The Williams Companies, Inc. All rights reserved.

Williams Analyst Day 2018 | 5/17/18 95

NON-GAAP RECONCILIATIONS WMB Reconciliation of Net Income (Loss) to Non-GAAP Adjusted EBITDA, 2014 and 2015     M1+    3015 2ndQlr J>a C*’ j£ -r JTaf *«’ £>»r *« Olr Net income {loss) 8 196 8 127 5 1,708 8 308 8 2.339 8 13 8 133 8 (173) 8(1,307) 5(1.234) (Income) loss from discontinued operations —(4) — —(4) ————— Precision (benefit’; far income taxes 51 34 998 116 1.249 30 33 (65) (438) (390) Interest expense 140 163 210 234 747 251 262 263 268 1.044 Equity (earnings) losses 48 (37) (66) â– 139) (144) (51) (93) (92) (99) (335) Gain on remeasurement of equity-method investments — (2 ,522) (22) (2.544) — — Impairment of equitv-tnetfaod investments ——— ——461 859 1.320 Other investing (income) loss—net (14) (IS) (ID —(43) —(9) (IS) —27 Proportional Modified EBITDA of ecuitv-metiiod investments 28 113 152 165 438 136 133 135 195 699 Impairment of goodwill ——— —————1.098 1.098 Depreciation and amortization expenses 214 214 569 379 1,1“6 427 428 432 451 1758 Accretion for asset retirement oblisations associated ’.villi nonresulated operations 3 6 4 5 IS 6 9 6 28 Modified EBITDA 5 666 8 64S S 82281.096 8 32132 8 812 81,046 8 999 8 1,034 8 3,S91 WiUiams Partners 8 708 8 596 S 843 51,097 5 3.244 8 317 51,053 81.021 3 1.112 3 4.003 3. iliiacns NGL & Fetcaata Services (100) © (4) (3) (115) (5) (3) © (70) (S3) Other 58 60 (17) 2 103 (4) (17) © (29) Total Modified EBITDA S 666 $ 64S 8 S2281.096 S 3432 8 812 S 1,046 8 999 S 1,034 8 3,891 EBITDA: U Jliams Fartners 3 60 5 121 3 64 5 (248) 5 (3) SlOO S (45) 5 79 3 (48) 5 36 Williams NGL & Petcham Services 95 I — (1) 95 — — 64 64 Other ——2T> 29 6 16 25 16 63 EBITDA $ 155 5 122 S 36 S (242) 8 121 8106 5 (29) 5 104 5 325 213 Adjusted EBITDA: Williams Partners 3 768 5 717 s 907 5 349 8 3.241 8917 31.008 51.100 3 1.064 3 4.039 Williams NGL & Petcham Services (5) o (4) (4) CO) (5) © (5) (6) (19) Other 58 60 c 9 132 6 12 6 8 34 Total .Adjusted EBITDA 8 B21 5 770 s_ 90S 5 S54 5 3453 8918 81,017 81,103 S 1,066 5 4,104     © 2018 The Williams Companies, Inc. All rights reserved. Williams Analyst Day 2018 | 5/17/18 96

NON-GAAP RECONCILIATIONS

WMB Adjustments to Modified EBITDA by Segment, 2016, 2017, and 2018 YTD

Williams

(Dollars in millions)	2016					2017					2018
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year	1st Qtr
Adjustments:											
Williams Partners											
Estimated minimum volume commitments	$ 60	$ 64	$ 70	$ (194)	$—	$ 15	$ 15	$ 18	$ (48)	$—	$—
Impairment of certain assets	—	389	—	22	411	—	—	1,142	9	1,151	—
Ad valorem obligation timing adjustment	—	—	—	—	—	—	—	7	—	7	—
Organizational realignment-related costs	—	—	—	24	24	4	6	6	2	18	—
(Gain) loss related to Canada disposition	—	—	32	2	34	(3)	(1)	4	4	4	—
Severance and related costs	25	—	—	12	37	9	4	5	4	22	—
Constitution Pipeline project development costs	—	8	11	9	28	2	6	4	4	16	2
Potential rate refunds associated with rate case litigation	15	—	—	—	15	—	—	—	—	—	—
ACMP Merger and transition costs	5	—	—	—	5	—	4	3	4	11	—
Share of impairment at equity-method investments	—	—	6	19	25	—	—	1	—	1	—
(Gain) loss on asset retirement	—	—	—	(11)	(11)	—	—	(5)	5	—	—
Geismar Incident adjustments	—	—	—	(7)	(7)	(9)	2	8	(1)	—	—
Gain on sale of Geismar Interest	—	—	—	—	—	—	—	(1,095)	—	(1,095)	—
Loss (recovery) related to Opal incident	—	—	—	—	—	—	—	—	—	—	—
Gain on extinguishment of debt	—	—	—	—	—	—	—	—	—	—	—
Gains from contract settlements and terminations	—	—	—	—	—	(13)	(2)	—	—	(15)	—
Accrual for loss contingency	—	—	—	—	—	9	—	—	—	9	—
(Gain) loss on early retirement of debt	—	—	—	—	—	(30)	—	3	—	(27)	7
Gain on sale of RGP Splitter	—	—	—	—	—	—	(12)	—	—	(12)	—
Settlement charge from pension early payout program	—	—	—	—	—	—	—	—	35	35	—
Regulatory charges resulting from Tax Reform	—		—	—	—	—	—	—	713	713	4
Share of regulatory charges resulting from Tax Reform for equity-method investments	—	—	—	—	—	—	—	—	11	11	2
Expenses associated with Financial Repositioning	—	—	—	—	—	—	2	—	—	2	—
Expenses associated with strategic asset monetizations	—	—	—	2	2	1	4	—	—	5	—
Expenses associated with strategic alternatives	—	—	—	—	—	—	—	—	—	—	—
Total Williams Partners adjustments	$ 105	$ 461	$ 119	$ (122)	$ 563	$ (15)	$ 28	$ 101	$ 742	$ 856	$ 15
Other											
Impairment of certain assets	—	$ 406	—	$ 8	$ 414	—	$ 23	$ 68	—	$ 91	—
Loss related to Canada disposition	—	—	33	(1)	32	1	—	—	1	2	—
Canadian PDH facility project development costs	34	11	16	—	61	—	—	—	—	—	—
Gain on sale of certain assets	(10)	—	—	—	(10)	—	—	—	—	—	—
Expenses associated with strategic alternatives	6	13	21	7	47	1	3	5	—	9	—
ACMP Merger and transition costs	2	—	—	—	2	—	—	—	—	—	—
Severance and related costs	1	—	—	4	5	—	—	—	—	—	—
Contingency gain	—	—	—	—	—	—	—	—	—	—	—
Accrued long-term charitable commitment	—	—	—	—	—	—	—	—	—	—	—
Settlement charge from pension early payout program	—	—	—	—	—	—	—	—	36	36	—
Regulatory charges resulting from Tax Reform	—	—	—	—	—	—	—	—	63	63	—
Expenses associated with Financial Repositioning	—	—	—	—	—	8	—	—	—	8	—
Total Other adjustments	$ 33	$ 430	$ 70	$ 18	$ 551	$ 10	$ 26	$ 73	$ 100	$ 209	—
Adjustments included in Modified EBITDA	$ 138	$ 891	$ 189	$ (104)	$ 1,114	$ (5)	$ 54	$ 174	$ 842	$ 1,065	$ 15

© 2018 The Williams Companies, Inc. All rights reserved.

Williams Analyst Day 2018 | 5/17/18 97

NON-GAAP RECONCILIATIONS

Williams

WMB Adjustments to Modified EBITDA by Segment, 2014 and 2015

(Dollars in millions, except per-share amounts)	2014 1st Qtr	2014 2nd Qtr	2014 3rd Qtr	2014 4th Qtr	2014 Year	2015 1st Qtr	2015 2nd Qtr	2015 3rd Qtr	2015 4th Qtr	2015 Year
Adjustments:										
Williams Partners										
ACMP Acquisition-related expenses	$ —	$ 2	$ 13	$ 1	$ 16	$ —	$ —	$ —	$ —	$ —
ACMP Merger and transition-related expenses	—	—	11	30	41	32	14	2	2	50
Impairment of certain assets	—	17	—	35	52	3	24	2	116	145
Share of impairment at equity-method investments	—	—	—	—	—	8	1	17	7	33
Contingency gain, net of legal costs	—	—	—	(143)	(143)	—	—	—	—	—
Net gain related to partial acreage dedication release	—	—	(12)	—	(12)	—	—	—	—	—
Loss related to compressor station fire	6	—	—	—	6	—	—	—	—	—
Geismar Incident adjustment for insurance and timing	54	96	—	(71)	79	—	(126)	—	—	(126)
Loss related to Geismar Incident	—	—	5	5	10	1	1	—	—	2
Loss (recovery) related to Opal incident	—	6	—	2	8	1	—	(8)	1	(6)
Loss on sale of equipment	—	—	—	7	7	—	—	—	—	—
Estimated minimum volume commitments	—	—	47	(114)	(67)	55	55	65	(175)	—
Gain on extinguishment of debt	—	—	—	—	—	—	(14)	—	—	(14)
Expenses associated with strategic alternatives	—	—	—	—	—	—	—	1	1	2
Total Williams Partners adjustments	60	121	64	(248)	(3)	100	(45)	79	(48)	86
Williams NGL & Petchem Services										
Bluegrass Pipeline project development costs	25	1	—	(1)	25	—	—	—	—	—
Bluegrass Pipeline and Moss Lake write-off of previously capitalized project development costs	70	—	—	—	70	—	—	—	—	—
Impairment of certain assets	—	—	—	—	—	—	—	—	64	64
Total Williams NGL & Petchem Services adjustments	95	1	—	(1)	95	—	—	—	64	64
Other										
WMB impact of ACMP transaction-related compensation expenses	—	—	19	—	19	—	—	—	—	—
Other ACMP Merger and transition-related expenses	—	—	3	7	10	6	9	7	12	34
Expenses associated with strategic alternatives	—	—	—	—	—	—	7	18	5	30
Contingency gain	—	—	—	—	—	—	—	—	(9)	(9)
Accrued long-term charitable commitment	—	—	—	—	—	—	—	—	8	8
Total Other adjustments	—	—	22	7	29	6	16	25	16	63
Adjustments included in Modified EBITDA	155	122	86	(242)	121	106	(29)	104	32	213

© 2018 The Williams Companies, Inc. All rights reserved.

Williams Analyst Day 2018 | 5/17/18 98

NON-GAAP RECONCILIATIONS

Calculation of Net Debt to TTM Adjusted EBITDA Ratio

WMB ($MM)	Q2 '15	Q3 '15	Q4 '15	Q1 '16	Q2 '16	Q3 '16	Q4 '16	Q1 '17	Q2 '17	Q3 '17 (4)	Q4 '17	Q1 '18
Net Debt(1)	23,202	23,587	24,387	24,648	25,241	24,642	23,332	21,186	21,358	19,897	20,036	20,588
TTM Adj. EBITDA(2)	3,697	3,892	4,104	4,242	4,290	4,379	4,436	4,525	4,573	4,494	4,531	4,521
Net Debt / EBITDA(3)	6.28 x	6.06 x	5.94 x	5.81 x	5.88 x	5.63 x	5.26 x	4.71 x	4.70 x	4.46 x	4.46 x	4.55 x

WPZ ($MM)	Q2 '15	Q3 '15	Q4 '15	Q1 '16	Q2 '16	Q3 '16	Q4 '16	Q1 '17	Q2 '17	Q3 '17 (4)	Q4 '17	Q1 '18
Net Debt(1)	18,678	19,034	19,580	19,490	19,997	19,637	18,418	16,440	16,657	15,337	15,616	16,244
TTM Adj. EBITDA(2)	3,681	3,874	4,089	4,232	4,289	4,378	4,427	4,484	4,523	4,435	4,472	4,477
Net Debt / EBITDA(3)	5.07 x	4.91 x	4.79 x	4.61 x	4.66 x	4.49 x	4.16 x	3.67 x	3.68 x	3.46 x	3.49 x	3.63 x

(1) Net Debt is long-term debt plus commercial paper less cash
(2) TTM Adjusted EBITDA as published in WMB Analyst Package or the WPZ Analyst Package, as appropriate.
(3) Net Debt / TTM Adjusted EBITDA ratio presented here is based on data directly from public disclosures and does not represent leverage ratios measured for either WMB or WPZ credit agreement compliance or leverage ratios as calculated by the major credit ratings agencies.
(4) Decline in WPZ and WMB TTM Adjusted EBITDA for 3Q'17 is primarily a result of the sale of Geismar

© 2018 The Williams Companies, Inc. All rights reserved.
Williams Analyst Day 2018 | 5/17/18 99

NON-GAAP RECONCILIATIONS     Williams Reconciliation of “Net Income (Loss)” to “Modified EBITDA” and Non-GAAP “Adjusted EBITDA”     2 0 1 8 I â– 2 0 1 9 ($ in billions) Guidance Guidance Low Mid High Low Mid High Net income (loss) $0.975 $1.075 $1.175 $1.050 $1.200 $1.350 Provision (benefit) for income taxes < 0.260 >< 0.400 > Interest expense < 1.100 >< 1.225 > Equity (earnings) losses < (0.375) >< (0.450) > Proportional Modified EBITDA of equity-method investments < 0.725 >< 0.825 > Depreciation and amortization expenses and accretion expense associated with asset retirement obligations for nonregulated operations < 1.750 >< 1.800 > Modified EBITDA $4.435 $4.535 $4.635 $4.850 $5.000 $5.150 Adjustments included in Modified EBITDA: Constitution Pipeline project development costs < 0.002 >- - - (Gain) loss on early retirement of debt < 0.007 >- - - Regulatory charges resulting from Tax Reform < 0.004 >- - - Share of regulatory charges resulting from Tax Reform for equity-method investments < 0.002 >- - - Total Adjustments included in Modified EBITDA < 0.015 >- - - Adjusted EBITDA $4.450 $4.550 $4.650 $4.850 $5.000 $5.150

NON-GAAP RECONCILIATIONS Williams, WMB Distributable Cash Flow     2 0 1 8 1 | 2 0 1 9 ($ in billions) Guidance Guidance Low Mid High Low Mid High WMB Adjusted EBITDA $4.450 $4.550 $4.650 $4.850 $5.000 $5.150 Interest expense—net (1) <(1.150)><(1.235)> (2) Maintenance capital expenditures ( ) (0.575) (0.525)(0.475)(0.675)(0.625)(0.575) Cash taxes—(Payment) Benefit---<0.075> Income attributable to noncontrolling interests (NCI) and other<(0.125)><(0.115)> Distributable cash flow (DCF) $2.600 $2.750 $2.900 $2.900 $3.100 $3.300 (3) Dividends & Distributions paid <(1.705)><(1.850)> Excess cash available after dividends & distributions$0.895$1.045$1.195$1.050$1.250$1.450 Dividend per share<$1.36><$1.52> Coverage ratio (4) 1.52x 1.61x 1.70x 1.57x 1.68x 1.78x (1) Includes proportionate share of interest expense of equity investments (2)Includes proportionate share of maintenance capital expenditures of equity investments (3)Includes WPZ distributions to public unitholders for 1Q and 2Q of 2018 (4)Distributable cash flow / Dividends & distributions paid © 2018 The Williams Companies, Inc. All rights reserved. Williams Analyst Day 2018 | 5/17/18 101

Important Information

This communication includes information about an agreement for the acquisition by The Williams Companies, Inc. of all publicly held common units of Williams Partners L.P. Williams and WPZ security holders are urged to read the joint proxy/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Investors will be able to obtain a free copy of the joint proxy/consent solicitation statement/prospectus, as well as other filings containing information about the proposed transaction, without charge, at the Securities and Exchange Commission’s (the “SEC”) internet site (http://www.sec.gov). Copies of the joint proxy/consent solicitation statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy/consent solicitation statement/prospectus can also be obtained, without charge, by directing a request either to The Williams Companies, Inc., One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations or to Williams Partners L.P., One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations.

The respective directors and executive officers of Williams and WPZ may be deemed to be “participants” (as defined in Schedule 14A under the Securities Exchange Act of 1934, as amended) in respect of the proposed transaction. Information about Williams’ directors and executive officers is available in Williams’ annual report on Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on February 22, 2018. Information about WPZ’s directors and executive officers is available in WPZ’s annual report on Form 10-K for the fiscal year ended December 31, 2017 filed with the SEC on February 22, 2018. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy/consent solicitation statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward Looking Statements

The reports, filings, and other public announcements of Williams and WPZ may contain or incorporate by reference statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We make these forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. You typically can identify forward-looking statements by various forms of words such as “anticipates,” “believes,” “seeks,” “could,” “may,” “should,” “continues,” “estimates,” “expects,” “forecasts,” “intends,” “might,” “goals,” “objectives,” “targets,” “planned,” “potential,” “projects,” “scheduled,” “will,” “assumes,” “guidance,” “outlook,” “in-service date” or other similar expressions. These forward-looking statements are based on management’s beliefs and assumptions and on information currently available to management and include, among others, statements regarding:

•	The closing, expected timing, and benefits of the proposed merger of WPZ and SCMS LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Williams (the “Proposed Merger”);

•	Expected levels of cash distributions by WPZ with respect to limited partner interests;

•	The levels of dividends to Williams stockholders;

•	Our expected financial results following the Proposed Merger;

•	Future credit ratings of Williams, WPZ and their affiliates;

•	Amounts and nature of future capital expenditures;

•	Expansion and growth of our business and operations;

•	Expected in-service dates for capital projects;

•	Financial condition and liquidity;

•	Business strategy;

•	Cash flow from operations or results of operations;

•	Seasonality of certain business components;

•	Natural gas and natural gas liquids prices, supply, and demand; and

•	Demand for our services.

Forward-looking statements are based on numerous assumptions, uncertainties and risks that could cause future events or results to be materially different from those stated or implied in this presentation. Many of the factors that will determine these results are beyond our ability to control or predict. Specific factors that could cause actual results to differ from results contemplated by the forward-looking statements include, among others, the following:

•	Satisfaction of the conditions to the completion of the Proposed Merger, including approval by Williams stockholders;

•	Whether WPZ will produce sufficient cash flows to provide the level of cash distributions we expect;

•	Whether Williams is able to pay current and expected levels of dividends;

•	Availability of supplies, market demand, and volatility of prices;

•	Inflation, interest rates, and fluctuation in foreign exchange rates and general economic conditions (including future disruptions and volatility in the global credit markets and the impact of these events on customers and suppliers);

•	The strength and financial resources of our competitors and the effects of competition;

•	Whether we are able to successfully identify, evaluate and execute investment opportunities;

•	Our ability to acquire new businesses and assets and successfully integrate those operations and assets into our existing businesses as well as successfully expand our facilities;

•	Development of alternative energy sources;

•	The impact of operational and developmental hazards and unforeseen interruptions;

•	The impact of existing and future laws (including, but not limited to, the Tax Cuts and Jobs Act of 2017), regulations (including, but not limited to, the FERC’s “Revised Policy Statement on Treatment of Income Taxes” in Docket No. PL17-1-000), the regulatory environment, environmental liabilities, and litigation, as well as our ability to obtain necessary permits and approvals, and achieve favorable rate proceeding outcomes;

•	Our costs and funding obligations for defined benefit pension plans and other postretirement benefit plans;

•	Changes in maintenance and construction costs;

•	Changes in the current geopolitical situation;

•	Our exposure to the credit risk of our customers and counterparties;

•	Risks related to financing, including restrictions stemming from debt agreements, future changes in credit ratings as determined by nationally-recognized credit rating agencies and the availability and cost of capital;

•	The amount of cash distributions from and capital requirements of our investments and joint ventures in which we participate;

•	Risks associated with weather and natural phenomena, including climate conditions;

•	Acts of terrorism, including cybersecurity threats and related disruptions;

•	Our ability to close the announced roll-up transaction with WPZ; and

•	Additional risks described in our filings with the SEC.

Given the uncertainties and risk factors that could cause our actual results to differ materially from those contained in any forward-looking statement, we caution investors not to unduly rely on our forward-looking statements. We disclaim any obligations to and do not intend to update the above list or announce publicly the result of any revisions to any of the forward-looking statements to reflect future events or developments.

In addition to causing our actual results to differ, the factors listed above may cause our intentions to change from those statements of intention set forth in this presentation. Such changes in our intentions may also cause our results to differ. We may change our intentions, at any time and without notice, based upon changes in such factors, our assumptions, or otherwise.

Investors are urged to closely consider the disclosures and risk factors in Williams’ and WPZ’s annual reports on Form 10-K each filed with the SEC on February 22, 2018, and each of our respective quarterly reports on Form 10-Q available from our offices or websites at www.williams.com and investor.williams.com.